SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

G.S. PAUL MITCHARD QC ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY
June 4, 2014	TOKYO TORONTO

Confidential

Mara Ransom, Assistant Director

Robert Babula, Staff Accountant

Jennifer Thompson, Accounting Branch Chief

Dean Brazier, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MOL Global, Inc. (CIK No. 0001604929)

Draft Registration Statement on Form F-1

Response to Staff’s Comments dated May 16, 2014

Dear Ms. Ransom:

On behalf of our client, MOL Global, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 16, 2014. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and the related exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

Securities and Exchange Commission

June 4, 2014

Responses to the Staff’s Comments on May 16, 2014

Set forth below are the Company’s responses to the comments contained in the letter dated May 16, 2014 from the Staff. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has revised the disclosure to include its unaudited consolidated financial statements as of and for the three months ended March 31, 2014 and other recent developments. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

*        *        *

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it has, under separate supplemental cover, provided the Staff with copies of written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), that were presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company respectfully advises the Staff that there have not been any research reports about the Company that have been published or distributed by any broker or dealer that is participating or will participate in the Company’s offering as of the date hereof. The Company will supplementally provide the Staff with copies of any additional written communication materials or research reports to the extent any such materials or reports are prepared in the future.

Securities and Exchange Commission

June 4, 2014

2.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for this offering.

The Company acknowledges the Staff’s comment and, prior to the effectiveness of the registration statement, the Company will arrange to have FINRA provide the Staff with a copy of the FINRA “no objections” letter or have a representative of FINRA call the Staff to confirm that FINRA has cleared the underwriting arrangements for this offering.

3.	Please add to the registration statement all information that is currently omitted and that is not subject to Rule 430A under the Securities Act of 1933, as amended, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please note that we will need adequate time to review this information once it is provided. Please further note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover.

The Staff’s comment is noted. The Company confirms that it will include the estimated price range and all other required information in subsequent amendments to its Form F-1 prior to any distribution of preliminary prospectuses and as soon as such information becomes available.

4.	Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus as required by Item 502 of Regulation S-K.

In response to the Staff’s comment, the Company has included the dealer prospectus delivery obligation on the outside back cover page of the prospectus.

Risk Factors, page 14

5.	As a digital payments facilitator, you have disclosed the risk that a decline in the usage of cash may adversely affect your growth and operations. Please disclose the impact that the growth and acceptance of digital currencies, such as Bitcoin, may have on your operations. For example, in an appropriate place in your prospectus, please disclose whether you intend to begin accepting digital currencies in addition to cash to purchase MOLPoints. Explain whether you view digital currencies as a form of competition or an area for operational growth and diversity.

Securities and Exchange Commission

June 4, 2014

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 20 of the Revised Draft Registration Statement.

As we expand our business internationally, page 21

6.	We note that you intend to expand into the Middle East, North Africa, Latin America, and Eastern Europe. Please include a discussion of risk factors related to these geographic locations as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Revised Draft Registration Statement.

Our subsidiaries in Thailand are subject to restrictions, page 22

7.	Please make clear whether your belief that your subsidiaries in Thailand are not foreign entities is based on an opinion of counsel and discuss the effects, if any, that this offering may have on their status. Include a consent from counsel as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Revised Draft Registration Statement.

We may be classified as a passive foreign investment company, page 43

8.	Please include discussion of the effects, if any, of a determination that your subsidiaries in Thailand are “foreign entities” under the Foreign Business Act.

The Company respectfully advises the Staff that a determination that its subsidiaries in Thailand are “foreign entities” under the Foreign Business Act would not impact the analysis of whether the company may be classified as a passive foreign investment company for United States federal income tax purposes. The effects of a determination that our subsidiaries in Thailand are “foreign entities” under the Foreign Business Act are described on page 24 of the Revised Draft Registration Statement under the heading “Risk Factors - Our subsidiaries in Thailand are subject to restrictions on foreign ownership of their shares under Thai law” and on pages 152 and 153 of the Revised Draft Registration Statement under the heading “Regulations - Thailand – Foreign Business Act”.

Securities and Exchange Commission

June 4, 2014

Capitalization, page 48

9.	We note from your disclosure in the Use of Proceeds section that you intend to use a certain amount of proceeds from the offering to 1) repay advances from MOL Global Singapore; 2) repay a portion of your revolving credit facility; and 3) to increase your beneficial ownership in various subsidiaries. Please revise the introductory Capitalization section to disclose the repayment of the advances, the repayment of the revolving credit facility and the increase in ownership of your subsidiaries. Further, revise the as adjusted column in the Capitalization table to give effect to the use of proceeds.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Revised Draft Registration Statement.

Dilution, page 49

10.	We note your disclosure on page 55 that you plan to increase your equity ownership in various entities by issuing ordinary shares. If these transactions are dilutive, then please give separate effect to these acquisition transactions and to your offering in your dilutive disclosures.

In response to the Staff’s comment, the Company has revised the disclosure on pages 51, 52 and 53 of the Revised Draft Registration Statement.

11.	Please provide additional disclosures to reflect the impact of the exercise of the underwriters’ overallotment option on net tangible book value per share as well as any increase to existing shareholders and dilution to new investors. Also, please disclose based upon the mid-point of the range, the number of ordinary shares purchased, the total consideration paid, and the average price per share paid by the existing shareholders and by the new investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 51, 52 and 53 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities, page 51

12.	Please revise your disclosure as follows:

•	Ensure that you discuss all material jurisdictions as per Rule 101(g) of Regulation S-K;

•	Make clear whether Malaysia has a treaty providing for reciprocity with the Cayman Islands; and

•	Include discussion of whether shareholders of a Cayman Islands company may have sufficient nexus to bring a cause of action in Malaysia based upon your parent-subsidiary relationship.

Securities and Exchange Commission

June 4, 2014

In response to the Staff’s comment, the Company has revised the disclosure on page 56 and 57 of the Revised Draft Registration Statement.

Corporate History and Structure, page 53

Corporate Restructuring and Other Transactions, page 54

13.	Explain to us what consideration you gave to providing pro forma financial information for the restructuring transactions you plan to complete prior to the completion of the offering. Refer to Article 11 of Regulation S-X. As part of your response, please confirm our understanding that your historical financial statements reflect the contribution of the 15% interest in MOL AccessPortal held by His Royal Highness Sultan Ibrahim but do not reflect the additional interests acquired in MOL Thailand, MyCNX, Game Sultan, and PaytoGo, the issuance of shares to Javelin Venture Partners, or the grant of call options as described in page 55. Since it appears that your company at the time you close your offering may differ significantly from your historical financial statements, we believe your investors would benefit from pro forma financial statements reflecting all significant transactions that will occur prior to closing the offering.

In response to the Staff’s comment, the Company confirms that the historical financial statements reflect the contribution of the 15% interest in MOL AccessPortal held by His Royal Highness Sultan Ibrahim but do not reflect the additional interests acquired in MOL Thailand, MyCNX, Game Sultan, and PaytoGo, the issuance of shares to Javelin Venture Partners, or the grant of call options.

The Company considered Financial Reporting Manual (“FRM”) Section 2020.5 which states that,

“When a registrant increases its investment in a company that is already reflected as a consolidated subsidiary in the audited financial statements of the registrant for a complete fiscal year, financial statements of the acquired investment are ordinarily not required. However, pro forma information may be required.”

The Staff’s view that financial statements are ordinarily not required is premised on S-X 3-05(b)(4)(iii) which states that separate financial statements of the acquired business need not be presented once the operating results of the acquired business have been reflected in the audited consolidated financial statements of the registrant for a complete fiscal year unless such financial statements have not been previously filed or unless the acquired business is of major significance. Illustrative, but not all-inclusive, examples of when historical financial statements of an acquired business may be required in a step acquisition include:

•	acquired business financial statements have not been previously filed for the entire period for which historical financial statements of the acquired entity would be required under S-X 3-05;

•	acquired business is of major significance; or

•	S-X 3-05 does not apply; such as a proxy statement or Form S-4 requirement to present the target’s financial statements for the same periods that would be required in an annual report sent to security holders, if an annual report was required.

Also, note that while S-X 11-01(c) states that pro forma effects of a business combination need not be presented if the acquired business’ financial statements are not presented, the Company believes such pro forma financial statements are required pursuant to S-X 11-01(a)(8) when pro forma financial information giving effect to the step acquisition would be material to investors.

Securities and Exchange Commission

June 4, 2014

As the financial results of each of MOL Thailand, MyCNX, Game Sultan, and PaytoGo have already been reflected as consolidated subsidiaries in the audited consolidated financial statements of the Company since January 1, 2012, November 8, 2012, February 19, 2013 and February 19, 2013, respectively, the Company considered that the financial statements of these entities are not required under Regulation S-X 3-05(b)(4)(iii) and the convention of “9 months equals 12 months” in Regulation S-X 3-06.

The Company further considered Regulation S-X 11-01(a)(8) which would require the presentation of pro forma financial statements when consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors.

a)	With respect to the acquisition of additional equity interests of the above mentioned entities, the Company considers that pro-forma financial statements of MOL Thailand and MyCNX would be material to investors for the following reason:

•	The greatest of the three calculations described in FRM Section 2015 is the income test, and the income test results of the acquisition of 37.73% interest in MOL Thailand and approximately 20% of MyCNX performed under Regulation S-X 102(w) are 31% and 21%, respectively, which exceed the significance threshold of 20%. As the financial results of MOL Thailand and MyCNX have already been reflected as consolidated subsidiaries in the audited consolidated financial statements of the Company since January 1, 2012 and November 8, 2012, respectively, the Company considers no additional financial statements for MOL Thailand and MyCNX are required pursuant to S-X 3-05(b)(4)(iii). However, pro forma financial information is included starting on page P-1 of the Revised Draft Registration Statement given these acquisitions are material.

In response to the Staff’s comments 9 and 10, the “as adjusted” column of the Capitalization table and Dilution disclosures will also reflect the issuance of 513,468 ordinary shares to one of the non-controlling interest holders of MyCNX and 543,267 ordinary shares to the non-controlling interest holders of MOL Thailand.

b)	The Company respectfully advises the Staff that it considers Game Sultan and PaytoGo as related businesses under Regulation S-X 3-05 because they are under common control, and their acquisitions were a single common event.

With respect to the acquisition of additional equity interests of Game Sultan and PaytoGo, the Company considers that pro-forma financial statements would not be material to investors for the following reasons:

•	The greatest of the three calculations described in FRM Section 2015 is the investment test, and the investment test result of the acquisition of 30% interest in Game Sultan and PaytoGo is 17%, which is below the significance threshold of 20%;

•	The consideration for Game Sultan and PaytoGo is $14.8 million, and as all the consideration will be settled in cash and not shares, there will be no impact on earnings per share.

•	The financial results of these entities have already been included for at least 9 months in the consolidated financial statements of the Company, and further included in the unaudited condensed interim consolidated financial statement for three months period ended March 31, 2014;

•	Under paragraph 23 of IFRS 10, changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are equity transactions. In particular, no adjustment will be made to goodwill or any other assets or liabilities, and no gain or loss is reported.

•	In response to the Staff’s comments 9 and 10, the “as adjusted” column of the Capitalization table and Dilution disclosures will reflect the issuance of 513,468 ordinary shares to one of the non-controlling interest holders of MyCNX and 543,267 ordinary shares to the non-controlling interest holders of MOL Thailand.

Securities and Exchange Commission

June 4, 2014

c)	The Company respectfully refers the Staff to response to comment 39 for details of the reorganization. With respect to His Royal Highness Sultan Ibrahim of the State of Johor’s contribution of 14,724,330 ordinary shares of MOL AccessPortal to the Company in exchange for 8,834,598 ordinary shares of the Company, such transaction has already been reflected in the audited consolidated financial statements of the Company as described in Note 1 to the financial statements.

d)	With respect to the issuance of 65,349 ordinary shares to Javelin Venture Partners in consideration of the cancellation of a convertible promissory note jointly issued to Javelin Venture Partners by MOL Global Singapore and MOL AccessPortal in October 2012, such note in the amount of MYR2,748,115 was included as other payables and accrued expenses in the consolidated statements of financial position of the Company and made up only 2% of total liabilities of the Company as of December 31, 2012 and 2013. The amount per ordinary share was settled at approximately MYR42 per ordinary share. Such transaction will also be reflected in the “as adjusted” column of the Capitalization table and Dilution disclosures in response to the Staff’s comments 9 and 10.

e)	With respect to the call options over 1,766,920 ordinary shares of the Company to be granted by MOL Investments Pte. Ltd. to certain employees, officers and/or directors of the Company, and certain employees, officers and/or directors of the Company’s shareholders, subsidiaries and/or affiliates, such options will be share-based compensation expenses with vesting at various times following the completion of this offering, the related expenses will be charged during the future vesting period subsequent to the offering and the Company has yet to determine the fair value of these options, which have not yet been granted.

Based on the foregoing, the Company respectfully informs the Staff that it considers that additional pro-forma financial statements upon consummation of these transactions would not be material to investors.

14.	Please tell us from whom you will acquire the additional equity interests in MOL Thailand, MyCNX, Game Sultan, and PaytoGo, and explain how you will account for these transactions.

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Revised Draft Registration Statement.

The Company’s wholly-owned subsidiary currently owns 49% of the shares of MOL Thailand and will increase its effective interest in MOL Thailand to 86.73% through acquisitions by the Company’s subsidiaries of shares of other companies that hold direct and indirect interests in MOL Thailand. The Company’s subsidiaries will acquire the shares of these other companies from Sweet River International Limited and Cloverleaf Valley Investments Ltd. in exchange for cash and shares of the Company. Upon the completion of the restructuring of MOL Thailand’s ownership, the Company’s wholly-owned subsidiary have a 49% equity interest in MOL Thailand and the remaining 51% will be held by MOL Group Thailand Co. Ltd. The Company will also, through its subsidiaries, have a 49% equity interest in MOL Group Thailand Co. Ltd., with the remaining 51% held by MOL Holdings (Thailand) Co. Ltd. The Company will also, through its subsidiaries, have a 49% interest in MOL Holdings (Thailand) Co. Ltd. The Company’s effective interest in MOL Thailand of 86.73% upon completion of the restructuring is mathematically determined as 49% + (49%*51%*51%) + (49%*51%).

Securities and Exchange Commission

June 4, 2014

The Company’s wholly-owned subsidiary had, on May 30, 2014, acquired the remaining 20.005% of the shares of MyCNX from Ms. Pang Shiew Wai in exchange for cash and ordinary shares of the Company, and Datuk Dr. Mohamed Arif Bin Nun in exchange for cash.

The Company’s wholly-owned subsidiary currently owns 70% of the shares of each of Game Sultan and PaytoGo and the Company’s subsidiaries will acquire the remaining 30% of the shares from Aykut Sanver and Kazim Akalin in exchange for cash.

The Company respectfully advises the Staff that it refers to paragraph 23 of IFRS 10 for the accounting of these transactions, such that when there is a change in the parent’s ownership interest in a subsidiary, but the parent does not cease to have control, this will be accounted for as equity transactions (i.e. transactions with owners in their capacity as owners). Therefore when a parent increases its stake in an existing subsidiary, no adjustment is made to goodwill or any other assets or liabilities, and no gain or loss is reported.

The Company respectfully advises the Staff that the Company refers to paragraph B96 of IFRS 10, pursuant to which the carrying amounts of the Company’s interests and the non-controlling interests will be adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid is recognized directly in the equity and attributed to owners of the parent company.

15.	We note on page 54 you intend to issue ordinary shares of the Issuer to Javelin Venture Partners in consideration of the cancellation of a convertible promissory note jointly issued to Javelin by MOL Global Singapore and MOL AccessPortal in October 2012. Explain to us if this is the same promissory note you disclose in Note 33 on page F-65, and with reference to IFRS 7, please tell us how you considered making narrative disclosures about this convertible promissory note within the footnotes to your financial statements. Also, tell us how you considered the dilutive effect of the promissory note in your earnings per share calculations. Refer to paragraph 49 of lAS 33.

The Company confirms to the Staff that the reference to promissory notes in Note 33 on page F-64 refers to the promissory note disclosed on page 60 of the Revised Draft Registration Statement, which was cancelled in consideration of the Company’s issuance of 65,349 ordinary shares of the Company to Javelin Venture Partners.

Securities and Exchange Commission

June 4, 2014

The Company did not consider the dilutive effect of the promissory note in the earnings per share calculations in the consolidated financial statements, because the conditions for conversion were not satisfied. The terms of the promissory note provided for automatic conversion upon (a) a firm commitment underwritten offering of the Company’s ordinary shares or (b) completion of an equity financing of at least $1,000,000. As of the date of issuance of the consolidated financial statements, the underwriting agreement for the Company’s proposed initial public offering had not been finalized or entered into nor had the Company completed a financing of at least $1,000,000. Under paragraph 52 of IAS 33, the Company considered such instrument not to be outstanding and did not reflect it in the calculation of diluted earnings per share because the conditions for inclusion were not satisfied.

In response to the Staff’s comment, the Company has revised the disclosure on page F-64 of the Revised Draft Registration Statement.

Corporate Structure, page 56

16.	We note that the organization charts represent your corporate structure as if the reorganization has been completed. However, these charts also present ownership percentages where, elsewhere in the prospectus, such information is not provided (see Principal and Selling Shareholders, page 140). Please disclose the source of these ownership percentages.

The Company respectfully advises the Staff that all statements in the Revised Draft Registration Statement with respect to ownership of ordinary shares, and percentage ownership, of the Company give effect to the transactions described under “Corporate History and Structure – Corporate Restructuring and Other Transactions.” While the Company expects that the transactions described under “Corporate History and Structure – Corporate Restructuring and Other Transactions” will be completed prior to the offering on terms that reflect the amounts and percentages of ordinary shares as disclosed in the Revised Draft Registration Statement, the Company undertakes to update such amount and percentages as necessary prior to requesting effectiveness.

Securities and Exchange Commission

June 4, 2014

Selected Consolidated Financial and Operating Data, page 58

17.	Revise your disclosure to provide earnings per share. Refer to Item 3.A.2 of Form 20-F, incorporated by Item 4.a of Form F-1.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 63 of the Revised Draft Registration Statement.

18.	We note the volume metrics presented for MOLPoints and MOLReloads. Based on disclosure elsewhere in your document, we understand that “volume” for these categories is significantly higher than your revenue from these categories primarily due to revenue sharing arrangements of the total retail value with digital content providers and mobile airtime providers. Please confirm our understanding, if true, or explain this matter to us in better detail. Please also revise your disclosures here and in the Summary Operating Data presented on page 12 to clarify briefly this matter to your investors. Please consider similarly revising your description of volume on pages 63 and 64.

The Company confirms the Staff’s understanding and has revised the disclosure on pages 13, 64, 69, 70, 126, 132 and 134 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Key Measures of Operating Performance, page 62

MOLPoints, page 62

19.	Please tell us where in your analysis of results of operations you have analyzed the fluctuations in MOLPoints’ AVPPU.

The Company respectfully advises the Staff that all references to MOLPoints’ AVPPU have been removed from the Revised Draft Registration Statement. After further consideration, the Company determined that MOLPoints’ AVPPU is not representative of the Company’s business due to the fact that this measure is based solely on volume from registered members and excludes volume from direct purchases by consumers and distribution channels, which the Company expects will continue to be significant.

Securities and Exchange Commission

June 4, 2014

Factors Affecting our Results of Operations, page 65

Our distribution network and merchant network and arrangements with content providers and mobile airtime providers, page 66

20.	We note your disclosure, “Our telecommunications service providers may from time to time change our revenue sharing arrangements for MOLReloads. For example, in 2012 certain telecommunications service providers in Malaysia reduced our revenue share as a result of increases in volume, which had the effect of reducing our revenues even though volume had increased.” To make this disclosure more meaningful to your investors, please revise your disclosure to provide sensitivity analysis that illustrates how changes in volume affect your revenue sharing arrangements.

The Company respectfully advises the Staff that the Company’s revenue sharing arrangements are not directly correlated with volume through contractual arrangements or otherwise. It would not be possible to provide a sensitivity analysis because it is not possible to quantify changes in revenue sharing based on changes in volume. Rather, increases in volume afford leverage to telecommunication service providers in their commercial negotiations with the Company, which can indirectly result in adverse changes to the Company’s revenue sharing arrangements. The Company has revised the disclosure on page 73 of the Revised Draft Registration Statement to provide greater clarity.

Selected Statements of Operations Items, page 68

Income tax expense, page 72

21.	Please disclose which subsidiaries have been granted pioneer status and their expiration year. Likewise, please disclose which subsidiaries have applications pending and your assessment of their likelihood of approval.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Revised Draft Registration Statement.

Results of Operations, page 73

22.

Please consider revising your disclosure to provide further detail with regard to your revenue sharing arrangements. In this regard, since you disclose that your revenue sharing arrangements are more or less favorable in different countries, tell us how you considered providing more information about which countries have more or less favorable revenue sharing arrangements and disclosing the renewal or

Securities and Exchange Commission

June 4, 2014

renegotiation dates of the revenue sharing arrangements by country. We believe this would provide your investors with a better view of the company through the eyes of management and assist your investors in assessing the likelihood that past results are indicative of future results.

The Company respectfully advises the Staff that the Company’s revenue sharing arrangements vary both by country, and among the Company’s partners within each country. Material variances among revenue sharing arrangements between countries are described in the Revised Draft Registration Statement. For example, page 74 discloses that “…based on local market practice we have relatively favorable revenue sharing arrangements in Turkey and relatively unfavorable revenue sharing arrangements in the Philippines and Indonesia compared to other countries where we operate”. The Company respectfully advises the Staff that the Company believes that details of the Company’s revenue sharing arrangements with specific providers constitute commercially sensitive information that does not warrant disclosure.

23.	Your risk factor on page 31 states that fluctuations in foreign currency exchange rates can affect your financial results. Please provide us with your analysis of fluctuations in foreign currency exchange rates during the periods presented in your historical financial statements to help us understand why you have not addressed these fluctuations as part of your analysis of results of operations. Refer to Item 5.A.3 of Form 20-F, incorporated by Item 4.a of Form F-1.

In response to the Staff’s comment, the Company has revised the disclosure on pages 79, 83, 87, and 90 of Revised Draft Registration Statement to provide a discussion of the Company’s other comprehensive (loss)/income for the period, net of tax (which primarily relates to foreign currency translation adjustment for the Company’s operations for which the functional currency is not the Malaysian Ringgit) for each period for which financial statements are included in the Revised Draft Registration Statement. The Company has also revised the disclosure on pages 99 and 100 of the Revised Draft Registration Statement to disclose the Company’s foreign currency translation reserve as of December 31, 2011, 2012 and

Securities and Exchange Commission

June 4, 2014

2013. In addition, the Company has revised the disclosure on page 99 of the Revised Draft Registration Statement to disclose a sensitivity analysis with respect to the Philippine Peso, the Thai Baht and the Turkish Lira, which are the foreign currencies to which the Company had the greatest exposure during the periods presented in its historical financial statements included in the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 80

24.	We note that you have entered into an agreement to purchase Easy2Pay and expect to make a payment of approximately THB64 million in the current financial year. Please discuss the impact this commitment of capital will have on your business as required by Item 5.D of Form 20-F, incorporated by Item 4.a of Form F-1.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Revised Draft Registration Statement.

Working Capital, page 80

25.	We note that you believe that you will have adequate working capital for your present requirements and that your net cash generated from operating activities, together with cash and cash equivalents and funds from financing sources, will provide sufficient funds to satisfy your working capital requirements for the next 12 months. We also note you are in a negative working capital position as of December 31, 2013. Please address the following:

•	Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from this offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Revised Draft Registration Statement.

•	Please identify and discuss any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In this regard, please disclose if there are any timing issues related to when you receive cash from the sale of your products or disburse cash to the online merchants that could impact your liquidity. Lastly, consider disclosing the specific sources and uses of cash you expect related to your operations over the next 12 months.

Securities and Exchange Commission

June 4, 2014

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Revised Draft Registration Statement to reflect certain capital commitments that the Company entered into subsequent to March 31, 2014. The Company has also revised the disclosure on page 91 of the Revised Draft Registration Statement to clarify that the Company’s negative working capital position primarily results from the classification of a substantial portion of the Company’s borrowings as current liabilities rather than timing issues relating to when the Company receives and disburses cash. Current liabilities are related to the Company’s credit facility from MDV which are required to be classified as current liabilities because the facility is payable on demand. In addition, amounts due to related parties are classified as current liabilities because there are no stated repayment terms.

The Company respectfully advises the Staff that, because the Company’s negative working capital position does not result from timing issues with respect to the receipt and disbursement of cash, and in light of other amendments to the disclosure including pursuant to the Staff’s other comments in this paragraph 25 the Company believes that disclosure of the Company’s specific sources and uses of cash that the Company expects related to its operations over the next 12 months would not be material for investors.

•	Please revise to disclose the nature and extent of any legal or economic restrictions on the ability of subsidiaries to transfer funds to the company in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on the ability of the company to meet its cash obligations.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Revised Draft Registration Statement.

•	Please expand your disclosures to discuss the underlying reasons for changes in working capital components, with specific discussions for trade receivables, trade payables and inventories.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Revised Draft Registration Statement.

Refer to Item 4 of Form F-1, Items 5B and 5D of Form 20-F and Section IV.B of the SEC Interpretive Release No. 33-8350.

Cash Flow, page 80

26.	We note that you have disclosed the underlying amounts that make up the aggregate totals for net cash used in/from operating, investing,

Securities and Exchange Commission

June 4, 2014

and financing activities. However, it is not clear what changes in plans, policies, and practices of management caused the shifts in cash flow. For example, “MYR44.4 million for acquisition of subsidiaries” partly explains the swing in investing activities. However, “MYR17.3 million of proceeds from borrowings under our revolving credit facility from MDV in connection with our MOLPoints and MOLReloads businesses in Malaysia” does not disclose the management activities that drove the spike borrowings from prior year (MYR 6.3 million).

In response to the Staff’s comment, the Company has revised the disclosure on pages 93, 94 and 95 of the Revised Draft Registration Statement.

Quantitative and Qualitative Disclosures about Market Risk, page 84

Foreign Exchange Risk, page 84

27.	Please provide discussion of the actual impacts on your businesses resulting from fluctuations in foreign exchange rates. We note that you carry amounts in foreign denominations and have recorded realized and unrealized gains and losses from changes in foreign exchange rates.

In response to the Staff’s comment, the Company has revised the disclosure on pages 79, 83, 87, and 90 to provide a discussion of the Company’s other comprehensive (loss)/income for the period, net of tax (which primarily relates to foreign currency translation adjustment for the Company’s operations for which the functional currency is not the Malaysian Ringgit) for each period for which financial statements are included in the Revised Draft Registration Statement. The Company has also revised the disclosure on pages 99 and 100 of the Revised Draft Registration Statement to disclose the Company’s foreign currency translation reserve as of December 31, 2011, 2012 and 2013.

Internal Control over Financial Reporting, page 91

28.	We note your disclosure regarding the steps you have taken to address the material weaknesses in your internal control over financial reporting. To the extent the measures taken involved or will involve material costs, please disclose those costs within this section of your filing and in the risk factor on page 18.

Securities and Exchange Commission

June 4, 2014

The Company respectfully advises the Staff that the costs associated with addressing the material weaknesses in the Company’s internal control over financial reporting are not expected to be material.

Business, page 96

Overview, page 96

29.	To the extent that you use superlatives regarding your competitive position in your disclosures, such as those listed below, please disclose the measure or measures by which you believe you hold a leading position as required by Item 4.B.7 of Form 20-F, incorporated by Item 4.a of Form F-1. Additionally, please provide us with supplemental support for the following statements used in this section and throughout the prospectus.

•	“We are the largest alternative payment facilitator for online digital goods and services in Southeast Asia”;

In response to the Staff’s comment, the Company has revised the disclosure on page 1, 67, 120 and 122 of the Revised Draft Registration Statement to reflect that the relevant measure is payment volume. The Company has also provided in Annex A the specific portion of Frost & Sullivan’s “Independent Market Report on the ICT Industry in Southeast Asia, Turkey & Brazil” dated May 2014, which was commissioned by the Company. The Company confirms that Annex A will be filed as EDGAR correspondence as a part of this letter.

•	“we are among the largest payment system operators for digital content in Southeast Asia”;

In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Revised Draft Registration Statement to reflect that the Company is the largest alternative payment facilitator for online digital goods and services in Southeast Asia by payment volume. The Company has also provided in Annex A the specific portion of Frost & Sullivan’s “Independent Market Report on the ICT Industry in Southeast Asia, Turkey & Brazil” dated May 2014, which was commissioned by the Company. The Company confirms that Annex A will be filed as EDGAR correspondence as a part of this letter.

•	“Touch’n Go, the leading operator of ‘near field communication’ payment services”;

Securities and Exchange Commission

June 4, 2014

In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Revised Draft Registration Statement to remove the word “leading”.

•	“7-Eleven Malaysia, which is the largest nationwide retail chain operating 24 hours a day, 7 days per week in Malaysia”; and

In response to the Staff’s comment, the Company has revised the disclosure on page 130 of the Revised Draft Registration Statement to reflect that the relevant measure is the number of stores operated. The Company has also provided in Annex A the specific portion of VitalFactor Consulting’s “Independent Assessment of the Convenience Store Segment of the Retail Industry in Malaysia” dated April 18, 2014. The Company confirms that Annex A will be filed as EDGAR correspondence as a part of this letter.

•	“InComm, a leading provider of pre-paid products, services and transaction technologies.”

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Revised Draft Registration Statement to remove the word “leading”.

30.	We note references in this section and throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, we note your references to Frost & Sullivan reports, your status “among the largest payment system operators for digital content in Southeast Asia,” and the dominance of your affiliate, 7-Eleven, in Malaysia. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

In response to the Staff’s comment, the Company has provided in Annex A copies of the specific portions of various industry reports supporting quantitative and qualitative business and industry data used in the Revised Draft Registration Statement. The Company confirms that Annex A will be filed as EDGAR correspondence as a part of this letter. With the exception of Frost & Sullivan’s “Independent Market Report on the ICT Industry in Southeast Asia, Turkey & Brazil” dated May 2014, which was commissioned by the Company and is not publicly available, each of the industry reports referenced in Annex A is publicly available without cost.

Securities and Exchange Commission

June 4, 2014

31.	We read on page 97 that you have evolved your product offering in response to consumers’ increasing use of mobile devices for online activity. Please tell us whether management tracks any metrics that distinguish mobile users from online users. If so, please tell us how you considered disclosing either here or in MD&A the breakout of mobile versus online customers for each year presented in your financial statements, discussing any trends in those metrics over time, and discussing how that has impacted your results.

The Company respectfully advises the Staff that consumers’ use of mobile devices to purchase the Company’s products and services was not material during the periods for which the Company’s financial statements are presented in the Revised Draft Registration Statement. The Company’s mobile website went live in late 2012, prior to which the Company did not have a mobile website. However, the Company expects that such mobile activity will be material in future periods and intends to track consumers’ use of mobile devices to purchase the Company’s products and services in the future.

Our Technology Platform, page 114

Fraud Prevention, page 115

32.	Please disclose the global averages for fraud incidents and the fraud rate as they relate to the online payment as a whole. Additionally, please provide the source for these averages and why you believe MOLPay is significantly lower.

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that data is only available for the United States and Canada.

Facilities, page 117

33.	Please describe the size and uses of the properties that you own or lease, the general location of the properties and whether these properties are adequate for your operational needs. Please refer to Item 4.D of Form 20-F, incorporated by Item 4.a of Form F-1.

In response to the Staff’s comment, the Company has revised the disclosure on pages 143 and 144 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that page 143 of the Revised Draft Registration Statement discloses that the Company’s premises are adequate for its current business operations.

Securities and Exchange Commission

June 4, 2014

Principal and Selling Shareholders, page 140

34.	Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. Refer to Item 7.A.2 of Form 20-F, incorporated by Item 4.a of Form F-1.

In response to the Staff’s comment, the Company has revised the disclosure on page 168 of the Revised Draft Registration Statement.

Taxation, page 167

35.	Please include discussion of all material jurisdictions as necessary, for example, Malaysia.

The Company respectfully advises the Staff that the disclosure under the heading “Taxation” provides a summary of the material tax consequences in material jurisdictions applicable for an investor in its ADSs or ordinary shares.

Related Party Transactions, page 141

Other, page 143

36.	We note that the wife of an executive officer is involved in a related party transaction involving MOL Thailand and Ini3. Please identify the executive officer as you have done so with another executive officer, Mr. Ganesh Kumar Bangah.

In response to the Staff’s comment, the Company has revised the disclosure on page 172 of the Revised Draft Registration Statement.

MOL Global, Inc., page F-2

Financial Statements, page F-2

Report of Independent Registered Public Accounting Firm, page F-4

37.	We note the “draft audit report” in the form that your independent registered public accountant plans to issue upon completion of the reorganization and events discussed in Note 1. Please confirm that you will remove the preface on page F-3 and your auditors will finalize their audit report prior to your request for effectiveness.

Securities and Exchange Commission

June 4, 2014

The Company respectfully advises the Staff that that the registered public accountants have removed the preface and finalized their audit report on page F-3 of the Revised Draft Registration Statement.

Consolidated Statements of Profit or Loss and Other Comprehensive Income, page F-5

38.	Please disclose the amount of income tax related to each component of other comprehensive income or loss either in the statement or in the notes to the financial statements. Refer to paragraph 90 of IAS 1.

In response to the Staff’s comment, the Company has revised the Consolidated Statements of Profit or Loss and Other Comprehensive Income on page F-4 of the Revised Draft Registration Statement.

1. Organization and Principal Activities, page F- 10

39.	We note your disclosure under the heading “Reorganization” that the consolidated financial statements are presented as if the group structure under the reorganization has been in existence since the beginning of the period presented. We further note from your disclosure in Note 16 on page F-45 that you are presenting your historical financial statements as if you owned 100% of MOL AccessPortal Sdn Bhd (MOL AccessPortal) for all periods presented. Please explain to us in detail how you have accounted for the acquisition of a 15% interest in MOL AccessPortal from His Royal Highness Sultan Ibrahim and how you determined it was appropriate to reflect this acquisition as though it occurred at the beginning of the periods presented in your historical financial statements. If you believe that MOL Global Singapore and His Royal Highness Sultan Ibrahim are a control group, please provide us with your detailed analysis supporting this conclusion.

In response to the Staff’s comment, the Company respectfully explains that there are no changes as a result of the restructuring in the shareholdings in MOL AccessPortal prior to December 31, 2013. MOL AccessPortal was a wholly-owned subsidiary of MOL Global Pte Ltd (“MOL Singapore”), a company incorporated in Singapore, since the beginning of the period presented in the historical financial statements.

The sale of the 15% interest in MOL AccessPortal to His Royal Highness Sultan Ibrahim (the “Sultan”) took place subsequent to the financial year ended December 31, 2013, on February 8, 2014 and February 17, 2014. MOL Singapore, which was the 100% shareholder of MOL AccessPortal, entered into share sale agreements to sell as of such dates 10% and 5%, respectively, of the issued and paid-up capital of MOL AccessPortal to the Sultan. The remaining 85% of MOL AccessPortal was still owned by MOL Singapore after the sale of such 15% equity interest in MOL AccessPortal.

In anticipation of the offering, MOL Singapore incorporated the Company under the laws of the Cayman Islands on February 20, 2014. On April 16, 2014, MOL Singapore contributed its 85% (83,437,870 ordinary shares) of MOL AccessPortal to the Company, in exchange for 50,062,722 ordinary shares of the Company.

The Sultan’s 15% equity interest (14,724,330 ordinary shares) in MOL AccessPortal was swapped into a 15% equity interest (8,834,598 ordinary shares) of the Company on May 8, 2014, which was subsequent to the Company’s first confidential submission of its Draft Registration Statement to the Commission.

The swap of MOL Singapore’s 85% of MOL AccessPortal shares and the Sultan’s 15% of MOL AccessPortal shares into the shares of the Company was intended to occur concurrently; however, the Sultan’s 15% share swap was delayed due to administrative timing issues. Therefore, the Company considers it appropriate to present the consolidated financial statements as if the two tranches of the share swap occurred concurrently as part of its intended equity restructuring plan with effect from the beginning of the periods presented in the historical financial statements.

Based on the facts above, both MOL AccessPortal and the Company were under common control before and after the reorganization, therefore merger accounting was applied. Accordingly, the consolidated financial statements are presented as if the Company and its subsidiaries had been in existence since the beginning of the periods presented.

The Company is indirectly controlled by an individual, Tan Sri Dato’ Seri Vincent Tan (“TSVT”). The Company regards TSVT as the controlling party and the Sultan and other shareholders as investors. Application Guidance B1 of IFRS 3, Business Combinations, provides that a business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory.

Securities and Exchange Commission

June 4, 2014

In accordance with Application guidance B4 of IFRS 3, Business Combination, the extent of non-controlling interests in each of the combining entities before and after the business combination is not relevant to determining whether the combination involves entities under common control. The Company has applied the concept of merger accounting which includes combining entities or businesses as though the separate entities or businesses were continuing as before.

The following table sets forth the shareholders of MOL Singapore prior to the restructuring, which included the sale of 15% of MOL AccessPortal to the Sultan:

TSVT’s effective interest in MOL AccessPortal, combining his direct ownership in MOL Singapore and his indirect ownership through the entities set forth below, was equivalent to 62.19% prior to the restructuring. In addition, his son, Rayvin Tan Yeong Sheik (“RTYS”) directly owned 10% of MOL Singapore prior to the restructuring. Accordingly, TSVT and RTYS (together, the “TSVT Family”) collectively owned 72.19% of MOL AccessPortal prior to the restructuring.

	TSVT	Effective Interest
MOL.com Sdn. Bhd.	81.17%	23.31%
Hotel Resort Enterprise Sdn. Bhd.	60%	16.16%
MOL Investments Pte. Ltd.	100%	22.50%

Securities and Exchange Commission

June 4, 2014

After the restructuring, including the sale of 15% of the Company to the Sultan, the total effective interest of the TSVT Family in MOL AcessPortal was 61.36% (TSVT’s effective interest was 52.86% and RTYS’s effective interest was 8.5%). As noted above, prior to the restructuring, the TSVT Family had a combined effective interest in MOL AcessPortal of 72.19%. After the restructuring, the combined effective interest of the TSVT Family was 61.36%. Accordingly, the Company believes this establishes that there was no change in common control.

As part of the restructuring plan, MOL Singapore will distribute some of its 85% equity interest in the Company to its existing shareholders as dividend in specie, but MOL Singapore will maintain a 12.6% interest in the Company (on a post-restructuring basis). Upon completion of the restructuring exercise as disclosed in the F-1, under the heading “Corporate History and Structure”, TSVT, together with his entities and affiliates (including RTYS), beneficially owns a 69.3% interest in the Company through his interest in MOL.com Sdn. Bhd., Hotel Resort Enterprise Sdn. Bhd., MOL Global Singapore and MOL Investments Pte. Ltd.

3.6 Impairment of Goodwill, page F-17

40.	We note your disclosures here and in Note 20. Please tell us the cash-generating units or groups of units to which you have allocated goodwill and quantify for us the amount of goodwill allocated to each such unit or group of units. Also, tell us where you have disclosed, if true, that the amount of goodwill allocated to each unit or group of units is not significant in comparison with your total carrying amount of goodwill consistent with paragraph 135 of IAS 36.

The Company respectfully advises the Staff that the disclosure in Note 20 states that the carrying value of goodwill has been allocated to the following independent cash generating units:

Goodwill	As of December 31,
	2013	2012	2011
MOL AccessPortal, Inc. (MOL Philippines)	6,986,508	6,986,508	6,750,425
MOL AccessPortal Co. Ltd. (MOL Thailand)	1,877,725	1,877,725	—
MyCNX Holdings (M) Sdn. Bhd. (MyCNX)	4,893,192	4,893,192	—
MOL AccessPortal Pty Ltd (Australia)	408,924	408,924	—
Rixty Inc. (USA)	9,733,193	9,733,193	—
Game Box (M) Sdn. Bhd.	50,084	50,084	—
Game Sultan and PaytoGo	45,183,982	—	—
NganLuong	10,416,362	—	—
MOLCube Sdn. Bhd.	173,729	—	—

Total:	79,723,699	23,949,626	6,750,425

Securities and Exchange Commission

June 4, 2014

Paragraph 135 of IAS 36, states “if the recoverable amounts of any of those units (groups of units) are based on the same key assumption(s) and the aggregate carrying amount of goodwill or intangible assets with indefinite useful lives allocated to them is significant in comparison with the entity’s total carrying amount of goodwill or intangible assets with indefinite useful lives, an entity shall disclose that fact, together with relevant disclosures of (a) to (e) of paragraph 135 of IAS 36.”

The Company respectfully advises the Staff that it has disclosed the relevant disclosures in accordance with paragraph 135 of IAS 36 in Note 20, on page F-55 of the Revised Draft Registration Statement.

3.8 Revenue Recognition, page F- 18

41.	We note your inventories of airtime prepaid electronic pins and online game pins as presented in Note 23. Given this inventory, please explain to us in more detail how you concluded that you are acting as an agent in all of your revenue arrangements. In your response, please address whether you have any return rights related to this inventory, and please explain in more detail the circumstances that led you to record an impairment of inventory during 2013.

The Company respectfully advises the Staff that it has performed the below detailed assessment of its revenue arrangements before reaching the conclusion that revenue should be presented on a net basis.

With reference to paragraph 8 of IAS 18, Revenue, and paragraph 21 of the Appendix of IAS 18 which states, “in an agency relationship, the gross inflows of economic benefits include amounts collected on behalf of the principal and which do not result in increases in equity for the entity. The amounts collected on behalf of the principal are not revenue. Instead, revenue is the amount of commission. Features that, individually or in combination, may indicate that an entity is acting as a principal include:

(a)	The entity has the primary responsibility for providing goods or services to the customer or for fulfilling the order, for example by being responsible for the acceptability of the products or services ordered or purchased by the customer;

(b)	The entity has inventory risk before or after the customer order, during shipping or on return;

(c)	The entity has latitude in establishing price, either directly or indirectly, for example by providing additional goods or services; or

(d)	The entity bears the customer’s credit risk on the receivable due from the customer. Conversely an entity is acting as agent when it does not have exposure to the significant risks and rewards associated with the sale of goods or rendering of services and this may be evidenced by the entity earning a predetermined amount, perhaps a fixed fee per transaction or a stated percentage of customer billings.”

The Company considers criteria (a) above as a strong indicator of whether an entity is acting as a principal or as an agent. The primary responsibility by the digital content providers and mobile service providers to fulfill the obligation weighs significantly in the assessment that the Company acts as an agent. The digital content providers and mobile service providers from which the Company procures digital content and mobile airtime, respectively, bear the ultimate obligation to end users. The digital airtime and mobile airtime are ultimately made available by digital content providers and mobile service providers, respectively. The digital airtime and mobile airtime acceptability, including promotions to the usage and enhancements of these products are not the responsibility of the Company. The online game PINs and prepaid airtime PINs serve as a means for users to unlock digital content and mobile airtime, respectively. In the event that there is a permanent service disruption, mobile service providers will provide necessary services to end users. The decision to discontinue the product and services, or to improve or change products and services, is in the sole discretion of the digital content provider or mobile service provider, as applicable.

In regard to criteria (b) above, the Company holds inventory risk with respect to digital content PINs and prepaid mobile airtime PINs, and such inventory is not refundable to suppliers. However, such inventory risk is relatively insignificant for the following reasons:

i)	The nature of the inventory is intangible and has low risk of physical damage;

ii)	As the expiry periods of the airtime PINs do not start until the PINs are transferred to end users, the prepaid airtime PINs inventories have no obsolescence risk; the Company generally only purchase game PINs of established and popular games, the game PINs inventory also has a low risk of obsolescence;

iii)	The probability of a system breakdown causing loss of data is remote; and

iv)	The digital content and mobile airtime are ultimately provided by the primary obligors, which is not the Company, instead the Company only serves as a distributor of the products through its platforms.

In regard to criteria (c) above, the digital content providers and mobile service providers have the latitude of establishing the prices, as the selling prices of digital and mobile airtime to end users are packaged and fixed by them. The revenue recognized by the Company is equivalent to the selling price of the digital airtime and mobile airtime net of the purchase price paid to the digital content providers and mobile service providers, which is based on fixed percentages of the values of the transactions in obtaining the digital and mobile airtime services.

Further, in regard to criteria (d), the Company’s receivables are significantly attributable to its major distributors who collect cash from end users and when they are not paying through credit to purchase digital and mobile airtime PINs. Retailers and dealers pay the Company in advance. The distributors are given credit terms, however, there has been a sustained low risk on receivables under credit due to long-term relationships with the distributors.

The Company respectfully advises the Staff that based on the above analysis, the Company has concluded that it acts as an agent, such that revenue is reasonably presented on a net basis.

The Company respectfully advises the Staff that the impairment of inventories during 2013 was mainly related to the write-off of slow moving inventories comprising digital games content PINs that have become obsolete and outdated. Obsolescence of such digital games content PINs arose from games that were not popular, or have been discontinued by game developers. As the prices of game PINs are fixed by game developers, the Company could not discount such PINs at their discretion to sell off those obsolete inventories. Those game PINs are also not refundable to digital content providers. Therefore, the Company has written them off. The Company considers such write-off as an infrequent event in its business model.

Securities and Exchange Commission

June 4, 2014

42.	We note your disclosures on page 68 and elsewhere that you sell your MOLPoints and MOLReloads through distributors. We have the following comments:

•	Please confirm our assumption, if true, that your reference to “customers” within your revenue recognition policies refers to end-users and not to your distributors, and revise your disclosure to clarify this matter.

The Company respectfully advises the Staff that for both MOLPoints and MOLReloads references to “customers” refer to end-users except with respect to sales of MOLPoints to cybercafés and distributors that redeem such MOLPoints for digital content that the cybercafés and distributors sell to end-users, in which case the Company’s “customers” are the cybercafés and distributors. Sales of MOLPoints to both cybercafes/distributors and directly to end-users are first recognized as deferred revenue, and revenue is recognized upon redemption of the points for the purchase of the goods/services by end-users or cybercafés/distributors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 13, 64, 69, 74, 75, 101, 102, 111, F-17, F-18 and F-95 of the Revised Draft Registration Statement.

•	Please confirm our assumption, if true, that you do not provide your distributors with physical vouchers or cards, and that instead your distributors solely provide your customers with access to your websites or your kiosks. Please revise your filing in an appropriate location to clarify this matter to your readers.

The Company respectfully advises the Staff that distribution of electronic PINs is conducted primarily through the Company’s electronic platform which is accessible through our website and through our distributors who have access to our MOLReload terminals which facilitates both the distribution of digital content and mobile airtime PINs. However, there are also small distributors that purchase MOLPoints using physical vouchers or cards which contribute an immaterial portion of the Company’s total sales. Please see the disclosure already included on page 128 of the Revised Draft Registration Statement.

•	Please explain to us why you recognize revenue for MOLPoints and MOLReloads at different points in time. In this regard, we understand that you recognize revenue for MOLPoints vouchers at the time the MOLPoints are redeemed for digital content. However, you recognize revenue for MOLReloads vouchers at the time the voucher is sold to the customer.

The Company respectfully advises the Staff that revenue recognition is different for MOLPoints and MOLReloads, as these services are different in nature.

MOLReloads distributes electronic vouchers, primarily for pre-paid mobile airtime that end-users use to top up their mobile airtime. Revenue is recognized at the point when the vouchers are sold to the end-users as the vouchers are not refundable and the end-users would hold the mobile service providers, rather than the Company, responsible for providing the airtime services or any other after-sales services in connection with the vouchers.

Securities and Exchange Commission

June 4, 2014

The Company considered that at the point the vouchers are sold to customers, all revenue recognition criteria of paragraph 20 of IAS 18 are met, specifically as follows:

a.	the amount of revenue can be measured reliably as the prices for the vouchers are pre-determined;

b.	it is probable that the economic benefits associated with the transaction will flow to the Company;

c.	the stage of completion of the transaction at the end of the reporting period can be measured reliably because the transactions are completed upon transfer of the vouchers to end-users; and

d.	the costs incurred for the transaction and the costs to complete the transaction can be measured reliably because the Company would have pre-determined prices for the inventory purchased and contractual arrangements with mobile airtime providers for the fee charged on the services of using MOLReloads terminals.

The Company further considers paragraph 25 of IAS 18, which states,

“For practical purposes, when services are performed by an indeterminate number of acts over a specified period of time, revenue is recognised on a straight-line basis over the specified period unless there is evidence that some other method better represents the stage of completion. When a specific act is much more significant than any other acts, the recognition of revenue is postponed until the significant act is executed.”

The Company considers that the specific act to recognize revenue has been executed upon the transfer of mobile airtime credits from a dealer, sub-dealer or retailer account to the end user, and the Company has no further responsibilities in relation to the transaction occured. The products and services attached to such vouchers are the responsibilities of the mobile airtime providers, which are the primary obligors on the products and services attached to such vouchers.

MOLPoints is an online micropayment system developed and operated by the Company. This payment system enables end-users nationwide to purchase online games, products and services through its portal. MOLPoints credits are not goods or services in themselves. Rather, they serve as an electronic currency that can be used to redeem products or services online by end-users. End-users use the MOLPoints credits to top up their MOLPoints account balance which can be used to purchase such products and services as end-users prefer. Revenue is recognized at the time when MOLPoints are redeemed for goods or services, not when the MOLPoints are first purchased. This is because the risks and rewards of ownership of MOLPoints are only transferred to the end-user upon the redemption of goods and services using MOLPoints. This generally gives rise to a timing difference with respect to the time MOLPoints are sold and the time the associated revenue is recognized. However, in cases of Direct Channel Volume, where distributors (i.e. cybercafés) purchase MOLPoints that they immediately redeem for digital content that they sell to end-users, the Company recognizes the revenue immediately upon redemption of the digital content. The revenue recognition criteria under paragraph 20 and 25 of IAS 18 for MOLPoints are not met when the MOLPoints are sold because the risk and reward of the MOLPoints still rest with the Company and unused MOLPoints are refundable to purchasers. The Company has executed the specific act to earn the related services revenue upon the redemption of MOLPoints into goods and services, because that is when risk and reward are transferred to end users.

Securities and Exchange Commission

June 4, 2014

•	Also, revise your disclosure to indicate whether there are any rights of return held by the distributor or the end-user with respect to your MOLPoints or MOLReloads and how you account for such returns. Refer to paragraph 16(d) of IAS 18.

The Company respectfully advises the Staff that unused MOLPoints in MOLPoints account are refundable to end users. Revenue is deferred for MOLPoints that have been sold but where goods/services have not yet been delivered. Nonetheless, goods and services purchased using MOLPoints cannot be returned to the Company, rather the merchant bears the risk of returns on those goods and services, if any.

The Company respectfully advises the Staff that MOLReloads derives service revenue from the use of an application that facilitates electronic distribution of prepaid airtime and vouchers from external prepaid service providers to end-users through a terminal-based infrastructure. Therefore, the Company does not bear any risk of return on the underlying goods and services that are transferred through the use of MOLReloads’ infrastructure.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 and F-17 of the Revised Draft Registration Statement.

43.	We note your disclosures concerning MMOG Asia and have the following comments:

•	Please clarify for us whether players are able to access and play the games offered through your online gaming portal free of charge or whether players pay a fee to play these games using MOLPoints. In this regard, we note that your disclosures concerning MMOG Asia only address the generation of revenue from selling in-game virtual goods. Please clarify this matter to your readers in an appropriate location in your filing.

Securities and Exchange Commission

June 4, 2014

The Company respectfully advises the Staff that MMOG.asia provides games under the “freemium” model whereby game players are given access to MMOG.asia’s online games free of charge and revenue is mainly generated through the sale of in-game virtual goods. The MMOG.asia website provides a portal which allows gamers to access and play the games hosted through the servers owned by the game developers. There is no fee that is charged to gamers to play the games on MMOG.asia’s portal, so no related revenue is generated. Fees are charged for purchases of game points that can be exchanged for in-game virtual goods to enhance the gaming experience. Game points can be purchased using MOLPoints and other payment methods. The Company’s compensation under the arrangements with the game developers is effectively a performance-based structure, whereby the fees retained by the Company are based on the amount of consideration the Company generated from the sales of in-game virtual goods above a pre-specified amount the game developers are entitled to. Accordingly, the Company will remit to the game developers an amount for the game technical support and in-game virtual goods sold on a monthly basis.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 and F-18 and F-95 of the Revised Draft Registration Statement.

•	Please explain to us in more detail whether any portion of the consumed virtual goods provide any ongoing effects beyond a short period of time, or provide users with any ongoing benefits after being consumed, and how you considered these factors in determining the timing of revenue recognition for these items. Specific examples explaining the nature of the virtual goods, how long these goods are utilized, and the length of time in which players use these goods would facilitate our review.

The Company respectfully advises the Staff that most in-game virtual goods provide players enhanced power in the gaming experience, normally for a limited timeframe that varies depending on the design of the game. Specifically, weapons and tools contributed the highest sales (more than 85%) compared to other virtual goods. Examples include tools that reduce injury percentages within a limited timeframe and weapons that increase the gamers’ attack power within a certain time duration. In developing an appropriate accounting policy for the sale of in-game virtual goods, the Company conducted a detailed analysis of the nature of the games and the in-game virtual goods and reached the conclusion that revenue should be recognized using the “Life of Virtual Good” method. Under this method, revenue is recognized over the period in which the game player is expected to be able to access and consume the benefits inherent in a purchased virtual good. The Company considers this method to be an appropriate accounting policy because (a) the deliverables are the virtual goods as they provide the gamers with specific benefits that can be consumed at a certain time or within a specified period or number of usages; (b) as all the games are free and no related revenue is earned by the Company or the game developers for mere access granted to gamers to play the games, the Company considers its service obligations to be keeping its portal running and accessible to gamers over the period of the life of the virtual goods acquired by the gamers; and (c) it has a reasonable method to determine the life of the virtual goods, as further explained below.

Due to the volume and continually evolving characteristics of in-game virtual goods, and because game players tend to utilize in-game virtual goods within a very short period of time following purchase, it would be onerous and time-consuming to process, store and analyze each player’s unique consumption patterns and the Company has not historically done so. Instead, the Company used an alternative method to extrapolate consumption behavior from game players’ purchasing patterns based on the notion that game players generally purchase additional in-game virtual goods only when the items previously purchased have been substantially consumed. Game players typically have either no balance or only small residual balances at the time additional in-game currencies are purchased, consistent with the point made above that subsequent purchases of currencies are made after the consumption of the currency previously purchased. Moreover, based on the analysis performed on each game, players tend to utilize in-game virtual goods within 3-7 days following purchase. The Company considered whether there has been system down time for the applicable games or special offers at or during the applicable quarters, which, in either case, may have impacted the game players’ purchasing patterns, and the Company concluded that there have been no such downtime or special offers during the applicable period that would have been so material as to affect the Company’s estimate of players’ purchasing patterns. Based on the foregoing analysis and data with respect to players’ historical consumption patterns, the Company estimates the total revenue to be recognized for the period.

Securities and Exchange Commission

June 4, 2014

12. Income Tax Expense, page F-36

44.	We note your disclosure of the tax effects of different tax rates for subsidiaries operating in other jurisdictions. Please tell us if you have undistributed profits associated with foreign subsidiaries and if so, whether you have recognized a deferred tax liability (DTL) pursuant to paragraph 39 of IAS 12. To the extent you have you such undistributed profits and meet the criteria for non-recognition of a DTL, please tell us and revise to disclose the aggregate amount of temporary differences associated with such undistributed profits for which DTLs have not been recognized. Refer to paragraph 81(f) of IAS 12.

The Company respectfully advises the Staff that the Company did not previously recognize deferred tax in respect of temporary differences associated with the investment in its subsidiaries, on the basis that the Company could control the timing of the reversal of such differences and it was not considered probable that the temporary differences would reverse in the foreseeable future.

In response to the Staff’s comment, the Company has revised the disclosure on page F-36 of the Revised Draft Registration Statement.

45.	Revise your disclosure to explain the nature of the “overprovision of tax payable in prior years” line item in your income tax rate reconciliation.

The Company respectfully advises the Staff that the overprovision for year 2011 is mainly related to the change in the allocation of income or

Securities and Exchange Commission

June 4, 2014

expenses for pioneer and non-pioneer businesses. Multimedia Super Corridor Status granted the Company “pioneer status” under Section 6(1AB) of the Promotion of Investments Act, 1986 (“PIA”) at 100% of statutory income from March 8, 2006 to March 7, 2011. As such, the taxable income related to the period from March 8, 2011 through December 31, 2011. The status was obtained subsequent to finalization of the Company’s tax returns for tax year 2011 and the respective statutory consolidated financial statements of the Company’s wholly-owned subsidiary, MOL AccessPortal, which created the overprovision for 2011.

The overprovision for year 2012 mainly related to the overstatement of non-deductible expenses, including capitalized salaries with respect to development expenditures and staff welfare expenses.

In response to the Staff’s comment, the Company has revised the disclosure on page F-35 of the Revised Draft Registration Statement.

16. Investment In Subsidiaries, page F-42

(a) Acquisition of Subsidiaries, page F-42

46.	In light of your acquisitions of 70% equity interest in both MOL Turkey and GameSultan, refer to Item 4.b of Form F-1 and tell us your consideration of whether audited historical and pro forma financial information should be included in this Form F-1. Please give us your calculations pursuant to Rule 3-05(b)(2) and Rule 1-02(w) of Regulation S-X.

The Company respectfully advises the Staff that it considers Game Sultan and PaytoGo (collectively referred to as the “Acquirees”) as related businesses under Regulation S-X 3-05 because they are under common control, and their acquisitions were a single common event.

Securities and Exchange Commission

June 4, 2014

The calculations pursuant to Regulation S-X 3-05 (b)(2) and Regulation S-X 1-02(w) are as follows:

	Investment Test	Asset Test		Income Test
	Cost of Investment of the Acquirees	Total Assets of the Acquirees	Total Assets of the Company	Total Loss Before Tax of the Acquirees(1)	Total Profit Before Tax of the Company(2)
		As of December 31, 2012	As of December 31, 2012	For the year ended December 31, 2012	For the year ended December 31, 2012
MYR (in thousands)	65,019	15,746	174,275	889	7,417
Significance	37.3%	9.0%		12%

Notes:

(1)	The Company’s 70% proportionate share of the Acquirees’ total loss before tax.
(2)	Exclusive of any amounts attributable to non-controlling interest.

The calculation indicated that the highest significance is the investment test of 37.3%. Accordingly, financial statements of the Acquirees for the most recent fiscal year would be required under Regulation S-X 3-05(b)(2). As the financial results of the Acquirees have already been reflected as consolidated subsidiaries in the audited consolidated financial statements of the Company since February 19, 2013, the Company considers the requirement to have been met under the convention of “9 months equals 12 months” in Regulation S-X 3-06.

The Company further considered Regulation S-X 11-01(c) which states that pro forma effects of a business combination need not be presented if the acquired business’ financial statements are not presented.

The Company further provides the Staff with the significance analysis with respect to the acquisition of additional 30% equity interests of Acquirees as follows:

	Investment Test	Asset Test		Income Test
	Cost of Investment of the Acquirees	TotalAssets of the Acquirees	Total Assets of the Company	Total Loss Before Tax of the Acquirees(1)	Total Profit Before Tax of the Company(2)
		As of December 31, 2013	As of December 31, 2013	For the year ended December 31, 2013	For the year ended December 31, 2013
MYR (in thousands)	47,804	5,224	282,918	1,954	12,750
Significance	16.9%	1.8%		15.3%

Notes:

(1)	The Company’s 30% proportionate share of the Acquirees’ total loss before tax.
(2)	Exclusive of any amounts attributable to non-controlling interest.

FRM Section 2020.3 Significance Implementation — Business Combination Achieved in Stages or Step Acquisition of a Rule 11-01(d) Business — General states,

“If a registrant increases its investment in a business relative to the prior year, base the tests of significance on the increase in the registrant’s proportionate interest in assets and net income during the year, rather than the cumulative interest to date. However, step acquisitions which are part of a single plan to be completed within a twelve month period should be aggregated.”

The Company considers the acquisitions of 70% equity interest of the Acquirees in 2013, and the intended acquisition of the additional 30% equity interest of the Acquirees to be not considered “a single plan to be completed” due to the following reasons:

•	the acquisition of the 70% equity interest was executed in February 2013, and the expected closing of the 30% additional equity interest will be in Q2 of 2014, more than 12 months from the original acquisition of the 70%;

•	the call and put options to acquire the additional 30% equity interest in the Acquirees based on the terms of the original 70% acquisition are only protective provisions and merely provide an alternative for the seller and the Company to further consider their future investment plans with regard to the Acquirees (in particular providing an exit alternative should there be any divergence in strategic thinking);

•	such call and put options are common in the Company’s practice for business acquisitions of other entities;

•	in February 2012, when the Company acquired the original 70% interest, there was no intention to execute the call for further acquisition of the 30%; and

•	the price of the call and the put was determined based on earnings/revenue multiples and considered at the time to be the expected fair value of the Acquirees’ 30% interest in the future. In addition, the 30% acquisition purchase price has been determined to be at a higher price than the original 70% interest on a per share basis.

(b) Associate becomes Subsidiary, page F-44

Consolidation of MOL AccessPortal Co. Ltd. (“MOL Thailand”), page F-44

47.	We note you are consolidating several subsidiaries that are less than majority owned. Please provide to us your accounting analysis under IFRS 10 which supported consolidating the following subsidiaries:

•	MOL Thailand (effective equity interest 49%)

•	MMOG Asia (Thailand) Co. Ltd. (effective equity interest 39.2%)

•	Taiko Galaxy Sdn Bhd. (effective equity interest 40.8%)

•	Zest Interactive Co Ltd. (effective equity interest 49%)

•	MOL Solutions Co Ltd. (effective equity interest 49%)

Securities and Exchange Commission

June 4, 2014

Please be detailed in your response and ensure you explain to us the relative size and dispersion of the other equity holders in these entities.

MOL Thailand, Zest Interactive Co. Ltd., MOL Solutions Co Ltd.

The Company respectfully advises the Staff that MOL AccessPortal holds a 49% equity interest in MOL Thailand, and that Zest Interactive Co. Ltd. (“Zest”) and MOL Solutions Co. Ltd. are wholly-owned subsidiaries of MOL Thailand.

The Company respectfully advises the Staff that upon the Company’s initial investment in MOL Thailand in 2009, the Company had a 34% equity interest in MOL Thailand and the Company concluded that the Company did not have control of MOL Thailand for the following reasons:

i)	MOL AccessPortal had appointed two out of the five directors on the board of directors of MOL Thailand; and

ii)	all resolutions of directors were required to be adopted by an affirmative vote of a majority of the directors of MOL Thailand.

With effect from 2012, following MOL Thailand’s acquisition of Zest in 2011, the Company contributed additional funds to MOL Thailand, the Company’s equity interest in MOL Thailand increased to 49% and the Company gained the right to appoint a majority of the directors to the board of directors of MOL Thailand. The minimum quorum for a shareholders meeting is 25% and ordinary resolutions require a majority vote, therefore if the Company attends a meeting, it will have control.

MMOG Asia (Thailand) Co. Ltd

The Company respectfully advises the Staff that MyCNX, which is a subsidiary of the Company, acquired a 49% interest in MMOG Asia (Thailand) in 2012, and MMOG Thailand was classified as an associate. The memorandum of association of MMOG Thailand was subsequently revised with effect from 2013 and the revised memorandum of association provides that the board of directors of MMOG Thailand is comprised of two directors. MyCNX has the right to appoint one of the two directors and as stated in the memorandum of association, this director has the sole authorization to control MMOG Thailand. The other director is not authorized to sign documentation except for documentation that relates to applications for, or extensions of, visas and work permits. The Company is able to control the financial and operating policies and able to make decisions for this entity. Accordingly, the Company considers that MyCNX has control of MMOG Thailand under paragraph 7 of IFRS 10 because it has power over MMOG Thailand, exposure, or rights, to variable returns from its involvement with MMOG Thailand, and the ability to use its power over MMOG Thailand to affect the amount of the investor’s returns.

Taiko Galaxy Sdn Bhd

In 2013, MyCNX, a subsidiary of the Company, acquired a 51% equity interest in Taiko Galaxy. The Company considers that it controls Taiko Galaxy on the basis that it controls MyCNX, which controls Taiko Galaxy by majority voting power derived from its 51% controlling interest.

Securities and Exchange Commission

June 4, 2014

Relative size and dispersion of the other equity holders in these entities are listed below.

MOL Thailand
List of Shareholders	Paid Up Capital	3,449,500
Full Name	Number of Shares	Types of Shares	%
Pactolus Co.,Ltd	1,000,000	Ordinary Share	28.99
Ms Poosanaporn Boontham	69,345	Ordinary Share	2.01
MOL AccessPortal Sdn. Bhd.	1,690,255	Ordinary Share	49.00
Ms. Wilawan Lauhajalearnyos	413,940	Ordinary Share	12.00
Mr. Preecha Praipattarakul	275,960	Ordinary Share	8.00
	3,449,500		100.00

MMOG ASIA (THAILAND) CO., LTD.
List of Shareholders	Paid Up Capital	1,000,000
Full Name	Number of Shares	Types of Shares	%
A&T Advisory Co., Ltd and/or its subsidiaries	5,100	Ordinary Share	51.00
MyCNX Holdings (M) Sdn. Bhd.	4,899	Ordinary Share	48.99
Chan Cheong Fatt	1	Ordinary Share	0.01
	10,000		100.00

Taiko Galaxy Sdn. Bhd.
List of Shareholders	Paid Up Capital	1,500,000
Full Name	Number of Shares	Types of Shares	%
MyCNX Holdings (M) Sdn. Bhd.	765,000	Ordinary Share	51.00
Joygame Limited	735,000	Ordinary Share	49.00
	1,500,000		100.00

Zest Interactive Co. Ltd.
List of Shareholders	Paid Up Capital	40,000
Full Name	Number of Shares	Types of Shares	%
Mr. Preecha Praipattarakul	1	Ordinary Share	0.0025
Ms. Poosanaporn Boontham	1	Ordinary Share	0.0025
MOL AccessPortal Co., Ltd.	39,998	Ordinary Share	99.995
	40,000		100.00

MOL Solutions Co. Ltd.
List of Shareholders	Paid Up Capital	100,000
Full Name	Number of Shares	Types of Shares	%
MOL AccessPortal Co., Ltd.	99,997	Ordinary Share	99.997
Mr. Preecha Praipattarakul	1	Ordinary Share	0.001
Ms. Poosanaporn Boontham	1	Ordinary Share	0.001
Mr. Thachatatt Nunthapakkawong	1	Ordinary Share	0.001
	100,000		100.00

48.	Please tell us the composition of the individually immaterial subsidiaries with non-controlling interests totaling 11.3 million MYR. We note the non-controlling interest balance for these subsidiaries has increased materially over the last three fiscal years.

The Company respectfully advises the Staff that the increase in non-controlling interests balance was due to the acquisition of new subsidiaries since the year ended 2011. The Company acquired four subsidiaries in 2012 and five subsidiaries in 2013. In addition, MOL Group consolidates the results of MOL Thailand and MMOG Thailand with effect form 2012 and 2013 respectively. Please refer to the Company’s response to the Staff’s comment 47 with respect to the Company accounting for MOL Thailand and MMOG Thailand.

The composition of the individually immaterial non-controlling interest of MYR11.3 million for 2013 is as follows:

Subsidiary	Non-controlling interest (2013) (MYR)
MOLPay	968,967
MOL Loyalty	1,275,393
Gamebox	959,118
Rixty	720,982
PaytoGo	2,965,903
MOL Australia	107,588
MOL Vietnam	4,268,456

Total:	11,266,307

Securities and Exchange Commission

June 4, 2014

49.	Please confirm our assumption that no disclosure in necessary under paragraph 13 of IFRS 12. Please also confirm our assumption that no disclosure is necessary under paragraph 48 of IAS 7.

The Company respectfully confirms the Staff’s assumption that disclosure is not required under paragraph 13 of IFRS 12.

The Company respectfully advises the Staff that except for the restricted cash disclosed in note 27 to the consolidated financial statements, disclosure is not required under paragraph 48 of IAS 7.

24. Trade Receivables, page F-58

50.	We note the substantial increase in trade receivables past due greater than 90 days in fiscal 2013. In light of this, please explain to us in more detail the factors you consider when determining your allowance for doubtful debts between 60 and 360 days past due.

The Company respectfully advises the Staff that as disclosed in Note 24 to the consolidated financial statements, “Allowances for doubtful debts are recognized against trade receivables between 60 days and 360 days based on estimated irrecoverable amounts determined by reference to past default experience of the counterparty and an analysis of the counterparty’s current financial position.” The Company considers the history of collections for each individual counterparty. Trade receivables that are past due but not impaired are mainly counterparties who have never defaulted on payments but are slow paymasters hence, are periodically monitored. Those counterparties that have history of defaults are subjected to further impairment assessment based on qualitative considerations, such as absence of responses on collection follow up, capacity of the counterparty to pay at the time of assessment and on certain negotiations on the terms of payment. A significant portion of the receivables which are within the 60 to 90 days past due include receivables from the Company’s major distributor 7-Eleven, which has no history of default.

Securities and Exchange Commission

June 4, 2014

In this regard, we note your disclosure, “Allowances for doubtful debts are recognized against trade receivables between 60 days and 360 days based on estimated irrecoverable amounts determined by reference to past default experience of the counterparty and an analysis of the counterparty’s current financial position.” Please advise us if any of the trade receivables past 90 days relate to entities that you acquired in fiscal 2013. If so, explain how you reasonably concluded you had adequate counterparty experience such that you could determine reliable estimates of recoverability. Finally, please tell us how you considered providing your readers with greater insight into this recent increase in trade receivables past due more than 90 days, either here or in your discussion of liquidity within MD&A.

The Company respectfully advises the Staff that approximately 25% of the total trade receivables past 90 days relates to the Turkey entity which the Company acquired in 2013. The Company believes it was able to make reasonable assumptions on recoverability based on the existing management of the newly acquired entity. The key management personnel who ran the business prior to the acquisition and have a long history dealing with the relevant counterparties have been retained by the Company and continue to run the business. These counterparties are mostly telecommunication service providers that make payments after 90 days in the ordinary course of their business. They are also key customers that have not previously defaulted on their payments.

In the notes to the financial statements, the receivables under 90 days past due were described as follows: “Trade receivables that are past due but not impaired are mainly customers who have never defaulted on payments but are slow paymasters hence, are periodically monitored”.

Exhibit Index, page II-5

51.	Please note that we may have comments on the legal opinion and other exhibits once you file them, and we will need adequate time to review them before we will entertain a request to accelerate the effectiveness of the registration statement.

The Company confirms that it will file all exhibits as soon as possible.

*    *    *

Securities and Exchange Commission

June 4, 2014

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740 4703 or via e-mail at jonathan.stone@skadden.com or Rajeev Duggal by phone at +65 6434 2980 or via email at rajeev.duggal@skadden.com.

Very truly yours,

/s/ Jonathan B. Stone
Jonathan B. Stone

cc:	Ganesh Kumar Bangah, Chief Executive Officer, MOL Global, Inc.
Craig White, President, MOL Global, Inc.
Jimmy Lai, Partner, Deloitte
Rajeev P. Duggal, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
James C. Lin, Partner, Davis Polk & Wardwell LLP

Annex A

(In response to the Staff’s Comment 29)

Disclosure No.	Statement in Draft Registration Statement	Supporting Document	Page no. in Revised Draft Registration Statement
1.	The statement “We are the largest alternative e-payment facilitator for online digital goods and services in Southeast Asia, according to the Frost & Sullivan report.”

Please see Supporting Document 1. The Company has revised the disclosure to read “We are the largest alternative e-payment facilitator for online digital goods and services in Southeast Asia by payment volume.”

Supporting Document 1 is included in Frost & Sullivan’s “Independent Market Report on the ICT Industry in Southeast Asia, Turkey & Brazil” dated May 2014 (the “Frost & Sullivan report”, which was commissioned by the Company.

1, 67, 120, 122 and 124
2.	The statement “the credit card penetration rate in 2013 was 16.7% in Malaysia, 7.8% in Thailand, 16.9% in Turkey, 5.0% in the Philippines, 1.5% in Vietnam and 2.6% in Indonesia, according to the Frost & Sullivan report”	Please see Supporting Document 2. Supporting Document 2 is included in the Frost & Sullivan report, which was commissioned by the Company.	19, 72 and 127

Disclosure No.	Statement in Draft Registration Statement	Supporting Document	Page no. in Revised Draft Registration Statement
3.	The statement “According to the Frost and Sullivan report, cash based payments (which includes cash, prepaid cards and manual bank transfers) account for a majority of payments for ecommerce transactions in a number of our markets.”	Please see Supporting Document 3. Supporting Document 3 is included in the Frost & Sullivan report, which was commissioned by the Company and.	72
4.	The statement “According to the Frost & Sullivan report, we have approximately 4.5 times more physical channel locations than our nearest competitor in our key markets.”	Please see Supporting Document 4. Supporting Document 4 is included in the Frost & Sullivan report, which was commissioned by the Company.	122
5.	The statement “According to the Frost and Sullivan report, we have the largest number of electronic and mobile payment methods among our competitors at 94, compared to our nearest competitor which has 51 such payment methods.”	Please see Supporting Document 5. Supporting Document 5 is included in the Frost & Sullivan report, which was commissioned by the Company.	122
6.	The statement “According to the Frost & Sullivan report, we facilitate payments for over 6,500 games while our nearest competitors facilitate payments for roughly 3,000 games.”	Please see Supporting Document 6. Supporting Document 6 is included in the Frost & Sullivan report, which was commissioned by the Company.	122
7.	The statement”…61% of the population in Southeast Asia which do not have a credit card or bank account as of December 31, 2013, according to the Frost and Sullivan report.”	Please see Supporting Document 7. Supporting Document 7 is included in the Frost & Sullivan report, which was commissioned by the Company.	123

8.	The statement “7-	Please see Supporting Document 8. The Company has revised the	130

Disclosure No.	Statement in Draft Registration Statement	Supporting Document	Page no. in Revised Draft Registration Statement
	Eleven Malaysia, which is the largest nationwide retail chain operating 24 hours a day, 7 days per week in Malaysia”

disclosure to read “7-Eleven Malaysia, which is the largest convenience store chain in Malaysia based on number of stores operated in Malaysia as of March 2014.”

Supporting Document 8 is included in the Vital Factor Consulting report, dated April 18, 2014, which is included in 7-11 Malaysia’s prospectus and is publicly available without cost at:

http://www.bursamalaysia.com/market/listed-companies/company-announcements/1616873

9.	The statement “According to CyberSource Corporation, a fraud management solution provider, 0.9% of annual e-commerce revenue was lost to payment fraud in 2012 based on a survey of online merchants in the United States and Canada.”	Please see Supporting Document 9. Supporting Document 9 is from CyberSource Corporation’s 2013 Online Fraud Report, which is publicly available without cost at: http://forms.cybersource.com/forms/fraudreport2013?cid=1-51697651&lsr=vanity	140

Disclosure No.	Statement in Draft Registration Statement	Supporting Document	Page no. in Revised Draft Registration Statement
10.	The entire section entitled “Industry”.	Please see Supporting Document 10. Supporting Document 10 comprises the Frost & Sullivan report, which was commissioned by the Company.	109 through 119

Supporting
Document 1
Initiative Services - Branded as “MyCard,” this company is based in Malaysia and was founded in 2001. MyCard provides games and payment facilities for digital goods and has expanded into Indonesia, Thailand, Singapore and the Philippines.
Mikro Odeme - Founded in 2008, Mikro Odeme of “3pay” is the largest alternative payment player in the Turkish market. The company focuses mostly on the domestic market and maintains offices in Dubai and the USA.
The largest alternative e-payment facilitator for online goods and services in Southeast Asia in terms of payment volumes is MOL, which has a presence in all of the markets and as seen in the table below, has significant market share in countries such as Malaysia, Thailand, Turkey and the Philippines and is also present in Brazil, Indonesia and Vietnam.
Figure 3.1 Market Share of E-payment Processing Companies (Payment Volumes) in Southeast Asia & Turkey, 2013
MOL Competitor e-payment Players MOL Market Share Main Competitor Main Competitor Market Share Other Players Market Share Brazil Boa Compra, Paymentez, ePrepag 2% Boa Compra 80% 18%
Malaysia MyCard 70% MyCard 15% 15%
Philippines Cherry Credits 62% Cherry Credits 21% 17%
Thailand @Cash, True Money 42% True Money 39% 19%
Turkey Mikro Odeme, GS Cash, PayByMe 42% Mikro Odome 33% 25%
Indonesia Gudang Voucher, Indomog, UniPin 16% Indomog 15% 69%
Vietnam Vinapay 8% Vinapay 52% 40%
Source: Frost & Sullivan.
Industry Active Users
Active users, as opposed to total users, is an important metric in comparing alternative e-payment companies as a company may retain “users” for a significant amount of time regardless of login or payment activity. Some companies may also have a significant amount of users who play games and consume digital content for free without spending money on such services. As shown in the table below, MOL has one of the highest ratios of “active users” to total users when compared to its peers, with 22% of its users having made a cash purchase within the last 12 months.
Figure 3.2 Active User Ratios of Alternative E-payment Companies in Key MOL Markets, 2013
30% 25% 20% 15% 10% 5% 0%
Boa Compra Mikro Odeme MOL Cherry Credits ePay MyCard Asiasoft
© Frost & Sullivan 2014 ICT Industry in Southeast Asia, Turkey & Brazil 10
#37241444v3

Supporting Document 2
Figure 2.4 Credit Card Ownership in Selected Markets, 2013 to 2018F
Unit 2009 2010 2011 2012 2013 2014F 2015F 2016F 2017F 2018F
Brazil % 24.8 27.7 30.3 32.7 35.2 37.7 40.0 42.0 43.8 45.7
Indonesia % 2.1 2.2 2.3 2.5 2.6 2.7 2.8 2.9 3.0 3.1
Malaysia % 13.7 14.5 15 3 16.0 16 .7 17.3 17.9 18.5 18.8 19.0
Philippines % 4.4 4.6 4.7 4.9 5.0 5.1 5.7 5.2 5.3 5.5
Singapore % 46.0 48.4 50.7 53.0 55.2 57.5 59.6 61.6 63.5 65.5
Thailand % 6.4 6.8 7.1 7.4 7.8 8.1 8.5 8.9 9.2 9.6
Turkey % 15.5 15.8 16.1 16.5 16.9 17.4 18.1 18.7 19.4 20.0
Vietnam % 0.6 0.7 0.9 1.1 1.5 2.0 2.3 3.0 4.1 4.8
UK % 58.5 61.9 63.0 65.2 67.3 69.2 71.3 73.4 75.6 78.9
US % 55.1 59.0 62.0 64.1 65.8 67.3 68.6 69.7 70.8 71.9
Source: Frost & Sullivan. Note: Percentages reflect the numbers of unique users of credit cards during the specified periods as a percentage of the total adult population as of the end of such periods.
Online fraud is a significant problem in key MOL markets and has also inhibited the use of credit cards online. As shown in the chart below, many such markets have some of the highest rates of malware attacks on PCs, with nearly one in four PCs in Indonesia having been attacked by malware in 2013 and nearly one in five in Thailand, Vietnam and the Philippines. The high incidence of such attacks benefits the alternative e-payment services market because many consumers who have credit cards and purchase goods and services online still prefer to not use their credit cards online.
Figure 2.5 Percentage of PCs Experiencing Malware Attacks, 2013
25% 20% 15% 10% - 5%
Indonesia China Thailand Vietnam Philippines Malaysia India Mexico Brazil Singapore UK USA
Source: Sophos Labs
Given the large number of consumers without access to banking services, the low credit card penetration, and the concerns of credit card holders with online fraud, a large market for alternative e-payment methods has developed in key MOL markets. As shown in the chart below, other methods of paying for online goods and services are popular in such markets, with cash, prepaid card or manual bank transfers, many of which rely on alternative e-payment service providers, accounting for the vast majority of online purchases in Indonesia, the Philippines, Thailand and Vietnam.
© Frost & Sullivan 2014 ICT Industry in Southeast Asia, Turkey & Brazil 7
#37241444v3

Supporting Document 3
Figure 2.6 Payment Mediums for Online Transactions Southeast Asia, Turkey & Brazil, 2013
Online Banking Credit Card Cash, Prepaid Card, Manual Bank Transfer
Brazil 7% 69% 24%
Indonesia 20% 15% 65%
Malaysia 47% 35% 19%
Philippines 10% 10% 80%
Singapore 40% 52% 8%
Thailand 9% 23% 68%
Turkey 10% 70% 15%
Vietnam 10% 5% 85%
Source: Frost & Sullivan. Percentages reflect the number of transactions conducted using each payment medium as a percentage of the total number of online transactions.
Online Gaming Market Overview
Increases in internet usage and the development of the overall e-commerce ecosystem has given rise to large online gaming industries in key MOL markets. Such markets host a significant number of online gamers, with Brazil having the largest online gaming population at 53.8 million in 2013, followed by Indonesia at 27.7 million and Vietnam at 18.8 million. Overall, the number of online gamers is expected to increase at a CAGR of 17.5% over the next 5 years, with the relevant markets projected to have a total of 280.4 million online gamers by 2018.
Figure 2.7 Online Game Users in Southeast Asia, Turkey & Brazil, 2009 to 2018F
Unit 2009 2010 2011 2012 2013 2014F 2015F 2016F 2017F 2018F 2009-2013 CAGR (%) 2013-2018 CAGR (%)
Indonesia millions 4.9 7.6 11.1 14.0 19.8 27.0 33.2 39.7 46.2 52.7 41.8% 21.7%
Malaysia millions 1.9 2.7 3.4 4.2 6.0 8.1 10.0 12.0 13.9 15.8 33.6% 21.2%
Philippines millions 3.1 4.3 6.0 8.2 11.0 14.4 17.5 20.6 23.8 26.9 37.9% 19.5%
Singapore millions 0.6 0.7 1.0 1.5 1.9 2.1 2.5 2.8 3.1 3.5 35.2% 13.1%
Thailand millions 1.4 3.2 4.7 6.3 8.1 10.4 12.4 14.5 16.5 18.6 54.7% 18.1%
Vietnam millions 4.0 5.6 7.9 10.6 14.4 18.8 22.7 26.8 30.9 35.0 37.9% 19.5%
Southeast Asia millions 15.8 24.1 34.3 44.8 61.2 80.9 98.4 116.4 134.4 152.5 40.3% 20.0%
Brazil millions 8.2 15.9 35.2 42.5 53.8 63.1 73.7 84.0 94.3 104.6 60.0% 14.2%
Turkey millions 1.8 3.9 5.9 7.9 10.1 13.0 15.5 18.1 20.7 23.2 54.7% 18.1%
Total millions 25.8 44.0 75.4 95.1 125.1 157.0 187.6 218.5 249.4 280.4 48.5% 17.5%
Source: Frost Sullivan
Given the popularity of online games in key MOL markets, revenues derived from these games are significant and are expected to grow going forward. In 2013, total revenues from online games in such markets totalled US$933.4 million and are projected to grow at a CAGR of 18.4% to reach over US$2.1 billion by 2018. Vietnam is currently the largest such market, due to the successful entrance of several Chinese game companies and a large cybercafe gaming culture, followed by Brazil and Thailand, where there are several local game studios and telecom operators involved in the business.
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Source: Frost & Sullivan Key MOL Markets include Southeast Asia, Brazil and Turkey. Percentages reflect the number of users that made a cash purchase within the last 12 months as a percentage of total users.
Industry Distribution - Physical
The size of an alternative e-payment company’s physical distribution network is an important comparative in key MOL markets given that alternative e-payment services are often used by consumers who do not have access to credit cards and hence need a physical location, such as a kiosk, convenience store or ATM, to purchase virtual goods. MOL has the largest such network with over 900,000 physical locations in its markets, followed by Boa Compra which has approximately 200,000.
Figure 3.3 Number of Physical Locations for Alternative E-payment Companies in Key MOL Markets, 2013
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
MOL Boa Cherry Mikro AsiaSoft MyCard epay
Compra Credits Odeme
Source: Frost & Sullivan. Key MOL Markets include Southeast Asia, Brazil and Turkey
Industry Distribution - Virtual
In addition to physical points of distribution, many alternative e-payment operators in key MOL markets also partner with electronic and mobile payment channels that enable the purchasing of virtual credits using existing electronic and mobile payment systems, such as PayPal, Western Union, traditional online banking and telecom operator payment services. MOL has the largest number of such payment channels partners in the relevant markets at 94, followed by Cherry Credits at 51.
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Source: Frost & Sullivan. Key MOL Markets include Southeast Asia, Brazil and Turkey. Percentages reflect the number of users that made a cash purchase within the last 12 months as a percentage of total users
Industry Distribution - Physical
The size of an alternative e-payment company’s physical distribution network is an important comparative in key MOL markets given that alternative e-payment services are often used by consumers who do not have access to credit cards and hence need a physical location, such as a kiosk, convenience store or ATM, to purchase virtual goods. MOL has the largest such network with over 900,000 physical locations in its markets, followed by Boa Compra which has approximately 200,000.
Figure 3.3 Number of Physical Locations for Alternative E-payment Companies in Key MOL Markets, 2013
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
MOL Boa Cherry Mikro AsiaSoft MyCard epay
Compra Credits Odeme
Source: Frost & Sullivan, Key MOL Markets include Southeast Asia, Brazil and Turkey
Industry Distribution - Virtual
In addition to physical points of distribution, many alternative e-payment operators in key MOL markets also partner with electronic and mobile payment channels that enable the purchasing of virtual credits using existing electronic and mobile payment systems, such as PayPal, Western Union, traditional online banking and telecom operator payment services. MOL has the largest number of such payment channels partners in the relevant markets at 94, followed by Cherry Credits at 51.
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Figure 3.4 Number of Electronic and Mobile Payment Channels for Alternative E-payment Companies in Key MOL Markets, 2013
100
90
80
70
60
50
40
30
20
10
0
MOL Cherry Credits Boa Compra Mikro Odeme MyCard Asiasoft ePay
Source: Frost & Sullivan. Key MOL Markets include Southeast Asia, Brazil and Turkey
Industry Comparison - Games Supported
Most alternative e-payment companies in key MOL markets support purchases of game credits in which users can use credits purchased using such companies’ e-payment services. MOL facilitates the purchase of game credits for the largest number of games among alternative e-payment companies in such markets, with over 6,500 games supported, including games on its own portal, MMOG.asia, Facebook games and from other partners. Mikro Odeme and Boa Compra are the next largest in terms of number of games supported as each have roughly 3,000.
Figure 3.5 Number of Online Games Supported by Alternative E-payment Companies in Key MOL Markets, 2013
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
MOL Mikro Odeme Boa Compra AsiaSoft MyCard Cherry Credits
Source: Frost & Sullivan. Key MOL Markets include Southeast Asia, Brazil and Turkey.
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Figure 2.2 Online Retail as a Percentage of Total Retail Sales, 2013
15% 10% 5% 0%
Vietnam Indonesia Philippines Thailand Turkey Malaysia Brazil US China UK
Source: Frost & Sullivan
One of the major inhibitors to growth in e-commerce in key MOL markets is the lack of access to financial services for a large segment of the population. As shown in the figure below, more than one-third of the population of Thailand and Malaysia do not use financial services. In Brazil and Turkey, that metric is nearly half of the population, while in the Philippines, Vietnam and Indonesia, over two-thirds of the population do not have a bank account or credit card. While this situation is expected to improve over time, the current lack of access to financial services has resulted in a significant number of cash-based transactions in these markets.
Figure 2.3 Percentage of Population Using Financial Services, 2013
Unbanked Population (%) Banked Population (%) Total Population (m) Unbanked Population (m)
Brazil 54% 46% 201.0 108.5
Turkey 47% 53% 73.0 34.3
Indonesia 67% 33% 241.0 161.5
Malaysia 35% 65% 29.0 10.2
Philippines 65% 35% 94.2 61.2
Singapore 1% 99% 5.1 0.1
Thailand 37% 63% 67.3 24.9
Vietnam 68% 32% 86.9 59.1
Source: Frost & Sullivan. Note: The “unbanked “population refers to adults who do not use any formal financial services such as having bank accounts, credit cards etc., while the “banked” population refers to the population who use at least one such service.
Even for people using financial services, credit card penetration remains low in key MOL markets. In Brazil, 37.7% of the population have credit cards, as the country has a national credit card system, which makes credit cards easier to obtain. In Malaysia and Turkey, only 16.7% and 16.9%, respectively, of the population has credit cards, but in all other Southeast Asian markets, credit card penetration is less than ten percent and in the whole of Southeast Asia 61% of the population did not have a credit card or a bank account at the end of 2013. Although the number of credit card owners in such markets is expected to rise over time, growth will likely be moderate, and thus demand for alternative e-payment services to purchase virtual goods is projected to remain strong.
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Company No.: 1058531-W
8. INDUSTRY OVERVIEW (Cont’d)
VITAL FACTOR CONSULTING
Creating Winning Business Solutions
®
5 COMPETITIVE ANALYSIS
Operators in the retail industry, including operators of convenience stores, generally face normal competitive conditions. This is similar to a free enterprise environment characterised by the following factors:
There are no undue government regulations or licensing requirements;
No single or small group of operators is large enough to dictate pricing;
Operators may enter and leave the industry freely.
In such an environment, the industry is subjected to normal supply and demand conditions moderated by the price mechanism and other factors of competition and differentiations.
Convenience stores generally have extended operating hours, with many operating 24 hours per day, seven days per week. This is arguably the most distinctive characteristic of convenience stores compared to other retail formats.
The following tables list the trade names of some of the standalone convenience store chains and petro mart chains currently operating in Malaysia (sorted by tier based on number of stores).
Standalone Convenience Stores - March 2014
Trade Name Tier and Number of Stores Coverage in Malaysia
“7-Eleven” 1 Tier 1 (> 1,000) Nationwide
KK Super Mart Tier 3 (100 to 499) Selangor, KL, Negeri Sembilan, Malacca
Orange Mart Tier 4 (< 100) Sabah
QE Tier 4 (< 100) Selangor, KL, Negeri Sembilan
Happy Mart Tier 4 (< 100) Penang
MyMart Tier 4 (< 100) Selangor, KL, Perak, Terengganu
Circle K Tier 4 (< 100) Selangor, KL
KL = Kuala Lumpur
Notes: The list above is not an exhaustive list of standalone convenience store chain trade names in Malaysia.
1) A small number of “7-Eleven” stores operate as petro marts.
(Source: Vital Factor Consulting)
As at March 2014, 7-Eleven Malaysia Holdings Group, through its “7-Eleven” convenience stores, was the only Tier 1 operator in Malaysia with more than 1,000 stores. The next closest competitor among the standalone convenience store operators was KK Super Mart, a Tier 3 operator with 100 to 499 stores. Other standalone convenience store operators were Tier 4 operators, each with fewer than 100 stores.
7-Eleven Malaysia Holdings Berhad Page 12 of 34 Industry Assessment
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Supporting
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2013 ONLINE FRAUD REPORT
EXECUTIVE SUMMARY
To better understand the impact of payment fraud for companies selling online, CyberSource sponsors annual surveys addressing the detection, prevention and management of online payment fraud. This report summarizes findings from our 14th annual survey.*
ESTIMATED $3.5 BILLION LOST TO ONLINE FRAUD
In 2012, companies reported losing an average of 0.9% of total online revenue to fraud, similar to 2010 levels. Using
2012 industry market projections on eCommerce sales in North America1, we estimate that total revenue loss translates to approximately $3.5 billion. Because the size of the overall market has grown, the revenue loss equates to $100,000,000 more versus 2011.
Although the fraud rate by revenue has gone down, the fraud rate by order increased from 0.6% in 2011 to 0.8% in 2012. The average ticket value for a fraudulent order was $200, approximately 1/3 higher than a valid order ($149).
For the 54% of survey respondents that accept international orders, the fraud rate for orders outside of North America was twice as high - 1.6%. With international sales comprising 14% of overall orders (and even more so for the largest companies), fraud management mitigation strategies will need to be closely monitored and scrutinized.
CHALLENGES MANAGING GROWTH PERSIST
2013 eCommerce sales are projected to grow at 12%2, yet some organizations may be unable to fully capitalize on these opportunities. 77% of survey participants indicated that both fraud staffing levels and budgets would remain the same or lower. With eCommerce sales increasing, and 1 out of 4 orders manually reviewed, companies will be challenged to screen more orders with the same resources and budget.
*Note: this report provides benchmarks on total fraud rates (chargebacks and credits issued directly to consumers by companies) As such these metrics tend to be higher than those reported by banks and card schemes, which generally base reported rates on chargeback activity only.
1 Based on eMarketer projections with a 13% uplift to account for industry segments covered by the survey but not by eMarketer’s market sizing.
2 eMarketer
4 © 2013 CyberSource Corporation, a Visa company. All rights reserved.

Supporting Document 10

Independent Market Report on the ICT

Industry in Southeast Asia, Turkey & Brazil

May 2014

© May 2014 Frost & Sullivan

The market research process for this study has been undertaken through secondary/desktop research as well as primary research, which involves discussing the status of the industry with leading participants and experts. The research methodology used is the Expert Opinion Consensus Methodology. Quantitative market information was sourced from interviews by way of primary research, and therefore, the information is subject to fluctuations due to possible changes in the business and industry climate. Frost & Sullivan’s estimates and assumptions are based on varying levels of quantitative and qualitative analyses, including industry journals, company reports and information in the public domain.

Forecasts, estimates, predictions, and other forward-looking statements contained in this report are inherently uncertain because of changes in factors underlying their assumptions, or events or combinations of events that cannot be reasonably foreseen. Actual results and future events could differ materially from such forecasts, estimates, predictions, or such statements.

This study has been prepared for inclusion in the Prospectus and Offering Memorandum of (“the Company”) in relation to an initial public offering in connection with its listing on the NASDAQ Stock Market (“the Listing”).

Save for the inclusion of this study in the Prospectus and Offering Memorandum issued by the Company and in such presentation materials prepared by or on behalf of the Company (reviewed by Frost & Sullivan) in relation to the Listing, no part of it may be otherwise given, lent, resold, or disclosed to non-customers without our written permission. Furthermore, no part may be reproduced, stored in a retrieval system, or transmitted in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without our permission.

Frost & Sullivan has prepared this study in an independent and objective manner, and it has taken adequate care to ensure its accuracy and completeness. We believe that this study presents a true and fair view of the ICT Industry in Southeast Asia, Turkey & Brazil within the limitations of, among others, secondary statistics and primary research, and it does not purport to be exhaustive. Our research has been conducted with an “overall industry” perspective, and it may not necessarily reflect the performance of individual companies in the industry. Frost & Sullivan shall not be liable for any loss suffered because of reliance on the information contained in this study. This study should also not be considered as a recommendation to buy or not to buy the shares of any company or companies as mentioned in it or otherwise.

Authorized Signatory

Sanjay Singh

Vice President

Frost & Sullivan (S) Pte Ltd

100 Beach Road #29-01/11 Shaw Tower

Singapore 189702

© Frost & Sullivan 2014	ICT Industry in Southeast Asia, Turkey & Brazil	2

INDUSTRY OVERVIEW

The adoption of the internet in emerging markets is happening at an unprecedented rate and is changing the way people transact in their daily lives. With rising income levels, a larger section of the population is getting connected to the internet and is now spending more time on the internet for a wide variety of activities, including entertainment, games and e-commerce, amongst others. While this has resulted in the growth of online payments in emerging markets, lack of access to traditional banking channels in these markets has also inhibited the growth of e-commerce to a large extent. As a result, alternative e-payment service providers, like MOL, who use physical distribution channels to help users pay for online content in cash, have gained prominence.

According to the study done by Frost and Sullivan, a number of factors affect the performance of alternative e-payment service providers, including:

1.	GROWTH IN THE INFORMATION AND COMMUNICATION TECHNOLOGY INDUSTRY

INTERNET USAGE

Internet usage among the populations in key MOL markets, which include Southeast Asia, Turkey and Brazil, has increased significantly over the past several years and will continue to grow significantly over the next several years. Cheaper smartphones, continuing fixed broadband rollouts, expanding Wi-Fi coverage and falling PC and tablet prices are all contributing to this growth. While significant progress has been made, many of the relevant markets still had less than half of the population accessing the Internet in 2013.

Figure 1.1 Internet Users as a Percentage of Population, 2009 to 2018F

	Unit	2009	2010	2011	2012	2013	2014F	2015F	2016F	2017F	2018F
Brazil	%	39.2	40.7	45.0	49.8	52.7	56.4	60.0	63.6	67.2	70.9
Indonesia	%	6.9	10.9	12.3	15.4	20.3	29.2	36.2	43.1	55.9	68.0
Malaysia	%	55.9	56.3	61.0	65.8	71.2	75.3	80.0	84.8	89.5	94.3
Philippines	%	9.0	25.0	29.0	33.2	36.1	46.9	52.5	58.2	63.8	69.4
Singapore	%	70.0	75.7	74.4	80.0	83.3	86.2	87.3	88.4	89.6	93.7
Thailand	%	14.4	18.9	23.7	26.5	38.4	44.3	50.1	58.2	68.2	73.0
Turkey	%	36.4	39.8	43.1	45.1	54.1	61.2	67.8	73.2	78.3	82.2
Vietnam	%	16.6	20.7	25.1	29.5	33.9	48.3	52.8	57.2	61.6	66.0
UK	%	83.6	85.0	86.8	87.0	92.3	94.3	96.3	97.3	98.3	99.3
US	%	71.0	74.0	77.9	81.0	84.7	88.2	91.7	95.2	98.7	99.2

Source: Frost & Sullivan

The strongest driver of online usage in key MOL markets is the adoption of smartphones, which enable personal Internet use in addition to home, office or cybercafé use and introduce the user to mobile applications. Smartphone use in such markets is still low compared to developed markets largely due to high hardware costs and the absence of subsidies given by mobile carriers in the West. Smartphone ownership growth is expected to increase significantly in the coming years due to growth in low-cost (less than $75) smartphone imports from China and cheaper pricing plans. All key MOL markets are expected to have at least 50% user penetration by 2018.

© Frost & Sullivan 2014	ICT Industry in Southeast Asia, Turkey & Brazil	3

Figure 1.2 Smartphone Users as a % of the Population, 2009 to 2018F

	Unit	2009	2010	2011	2012	2013	2014F	2015F	2016F	2017F	2018F
Brazil	%	3.3	5.5	10.2	17.1	24.8	32.7	39.6	45.2	49.3	54.2
Indonesia	%	3.8	5.9	8.4	10.4	14.5	19.3	25.8	34.4	46.0	61.4
Malaysia	%	12.3	17.0	21.6	25.9	36.7	43.0	50.5	59.2	69.5	81.6
Philippines	%	6.1	8.5	11.7	15.5	20.6	26.2	33.5	42.6	54.4	69.3
Singapore	%	20.3	25.5	36.6	50.2	62.8	67.6	72.7	78.3	84.2	90.6
Thailand	%	3.8	8.5	12.7	16.9	21.6	27.5	35.0	44.5	56.7	72.1
Turkey	%	4.1	5.4	9.4	13.3	17.9	23.8	31.6	42.0	55.8	74.2
Vietnam	%	2.9	4.5	6.4	9.4	14.9	20.1	27.1	36.6	49.4	66.7
UK	%	24.9	37.1	49.6	62.2	70.6	77.4	82.1	84.7	86.6	88.9
US	%	19.4	29.3	41.9	50.7	59.7	64.8	71.0	77.7	85.1	93.2

Source: Frost & Sullivan

GROWTH IN DIGITAL CONTENT

As internet usage and smartphone penetration has increased, the application ecosystem has matured, as seen in the significant amount of growth in the number of applications available to consumers on major digital distribution platforms. The number of applications on the Apple App Store and Google Play Store alone surpassed two million applications available to global customers at the end of 2013, a significant increase over the 167,000 in 2009.

Figure 1.3 Number of Applications Available on the App Store and Google Play, 2009-2013

	Unit	2009	2010	2011	2012	2013	2009- 2013 CAGR (%)
Apple App Store	thousands	148	282	456	708	1,068	63.9%
Google Play Store	thousands	19	152	385	756	1,070	173.9%

Total	thousands	167	434	841	1,464	2,138	89.2%

Source: Frost & Sullivan.

As the growth in the number of applications has increased, there has also been a marked increase in the number of digital downloads from these platforms. There were nearly 116 billion downloads recorded across major platforms in 2013, an eleven-fold increase from the 10.5 billion figure in 2009. The shift from paid downloads to “free-to-play” applications, where users download and play games for free and make subsequent payments for special items, additional time or additional levels via purchasing within apps, or in-app-purchasing, has increased download volumes and is expected to fuel market growth going forward.

Figure 1.4 Global Application Downloads, 2009-2018F

	Unit	2009	2010	2011	2012	2013	2014F	2015F	2016F	2017F	2018F	2009- 2013 CAGR (%)	2013- 2018 CAGR (%)
Global App Downloads	billions	10.5	18.3	33.1	66.2	115.8	143.5	196.7	245.8	693.1	874.9	82.2%	49.8%
Free App Downloads	billions	8.5	15.4	29.3	59.1	104.7	131.2	182.1	233.0	666.8	851.3	87.3%	52.1%

Paid App Downloads	billions	2.0	2.9	3.8	7.1	11.1	12.3	14.6	12.8	26.3	23.6	53.6%	16.3%

Free App Downloads as a Percentage of Total Downloads	%	81.0%	84.2%	88.4%	89.3%	90.4%	91.4%	92.6%	94.8%	96.2%	97.3%	—	—

Source: Frost & Sullivan.

The free-to-play model is resulting in higher spending for online games, with in-app-purchasing overtaking other revenue streams in 2013 as the primary source of revenue from application stores, and this trend is expected to continue. Advertising is also emerging as an important source of revenue, especially in emerging markets where monetizing applications is more challenging. Overall gross revenue from application stores (inclusive of fees paid to platform providers) totalled $28.3 billion in 2013, and strong growth is predicted through 2018, when aggregate revenues are expected to total $93.4 billion.

© Frost & Sullivan 2014	ICT Industry in Southeast Asia, Turkey & Brazil	4

Figure 1.5 Global Application Store Gross Revenues by Segment, 2009-2018F

	Unit	2009	2010	2011	2012	2013	2014F	2015F	2016F	2017F	2018F	2009-2013 CAGR (%)	2013-2018 CAGR (%)
Paid Content	US$bn	0.3	3.2	6.3	8.9	9.1	8.0	9.4	13.7	18.4	22.4	138.1%	19.9%
In-App Purchasing	US$bn	0.0	0.4	1.2	7.6	19.2	24.1	33.4	48.6	61.6	71.0	794.9%	29.8%
Advertising	US$bn	0.0	0.2	0.5	1.2	2.3	2.9	4.3	7.5	11.2	14.0	250.5%	44.0%

Total	US$bn	0.3	3.5	7.5	16.5	28.3	32.1	42.8	62.3	80.0	93.4	211.6%	27.0%

Source: Frost & Sullivan

2.	E-COMMERCE & ONLINE GAMING TRENDS

E-COMMERCE MARKET OVERVIEW

As Internet and smartphone access has continued to expand in key MOL markets, the size of the e-commerce market has also expanded significantly. The sector was valued at US$27.4 billion in 2013 in such markets and is expected to grow at a CAGR of 24.5% over the next 5 years to US$81.8 billion, nearly three times its current size, or roughly equal to the size of total Chinese e-commerce market in 2011.

Figure 2.1 E-commerce Revenues in Southeast Asia, Turkey & Brazil, 2013 to 2018F

	Unit	2013	2014E	2015E	2016E	2017E	2018E	2013-2018 CAGR (%)
Indonesia	US$bn	1.0	4.1	6.2	9.8	11.7	14.7	71.2%
Malaysia	US$bn	1.6	2.1	2.7	3.4	3.9	4.5	23.0%
Philippines	US$bn	1.0	1.5	2.1	3.0	3.5	4.2	33.2%
Singapore	US$bn	1.7	2.0	2.2	2.7	2.9	3.2	13.5%
Thailand	US$bn	1.2	1.8	2.5	3.5	4.0	4.8	32.0%
Vietnam	US$bn	0.5	1.0	1.5	2.0	2.6	3.1	44.0%
Southeast Asia	US$bn	7.0	12.5	17.2	24.4	28.6	34.5	37.6%
Brazil	US$bn	18.6	22.1	26.3	30.1	33.9	37.8	15.3%
Turkey	US$bn	1.8	2.4	4.5	6.6	7.8	9.5	39.5%
Key MOL Markets	US$bn	27.4	37.0	48.0	61.1	70.3	81.8	24.5%

Source: Frost & Sullivan

While e-commerce is growing significantly, the sector still represents a relatively small section of total retail sales in key MOL markets compared to developed markets like the U.S. and U.K. China has also emerged as a market with significant e-commerce use, with e-commerce sales accounting for 7.8% of all retail sales in the country in 2013. Given the increased use and convenience of e-commerce services, significant growth in e-commerce is expected in key MOL markets going forward.

Figure 2.2 Online Retail as a Percentage of Total Retail Sales, 2013

Source: Frost & Sullivan

© Frost & Sullivan 2014	ICT Industry in Southeast Asia, Turkey & Brazil	5

One of the major inhibitors to growth in e-commerce in key MOL markets is the lack of access to financial services for a large segment of the population. As shown in the figure below, more than one-third of the population of Thailand and Malaysia do not use financial services. In Brazil and Turkey, that metric is nearly half of the population, while in the Philippines, Vietnam and Indonesia, over two-thirds of the population do not have a bank account or credit card. While this situation is expected to improve over time, the current lack of access to financial services has resulted in a significant number of cash-based transactions in these markets.

Figure 2.3 Percentage of Population Using Financial Services, 2013

	Unbanked Population (%)	Banked Population (%)	Total Population (m)	Unbanked Population (m)
Brazil	54%	46%	201.0	108.5
Turkey	47%	53%	73.0	34.3
Indonesia	67%	33%	241.0	161.5
Malaysia	35%	65%	29.0	10.2
Philippines	65%	35%	94.2	61.2
Singapore	1%	99%	5.1	0.1
Thailand	37%	63%	67.3	24.9
Vietnam	68%	32%	86.9	59.1

Source: Frost & Sullivan. Note: The “unbanked” population refers to adults who do not use any formal financial services such as having bank accounts, credit cards etc., while the “banked” population refers to the population who use at least one such service.

Even for people using financial services, credit card penetration remains low in key MOL markets. In Brazil, 37.7% of the population have credit cards, as the country has a national credit card system, which makes credit cards easier to obtain. In Malaysia and Turkey, only 16.7% and 16.9%, respectively, of the population has credit cards, but in all other Southeast Asian markets, credit card penetration is less than ten percent and in the whole of Southeast Asia 61% of the population did not have a credit card or a bank account at the end of 2013. Although the number of credit card owners in such markets is expected to rise over time, growth will likely be moderate, and thus demand for alternative e-payment services to purchase virtual goods is projected to remain strong.

Figure 2.4 Credit Card Ownership in Selected Markets, 2013 to 2018F

	Unit	2009	2010	2011	2012	2013	2014F	2015F	2016F	2017F	2018F
Brazil	%	24.8	27.7	30.3	32.7	35.2	37.7	40.0	42.0	43.8	45.7
Indonesia	%	2.1	2.2	2.3	2.5	2.6	2.7	2.8	2.9	3.0	3.1
Malaysia	%	13.7	14.5	15.3	16.0	16.7	17.3	17.9	18.5	18.8	19.0
Philippines	%	4.4	4.6	4.7	4.9	5.0	5.1	5.7	5.2	5.3	5.5
Singapore	%	46.0	48.4	50.7	53.0	55.2	57.5	59.6	61.6	63.5	65.5
Thailand	%	6.4	6.8	7.1	7.4	7.8	8.1	8.5	8.9	9.2	9.6
Turkey	%	15.5	15.8	16.1	16.5	16.9	17.4	18.1	18.7	19.4	20.0
Vietnam	%	0.6	0.7	0.9	1.1	1.5	2.0	2.3	3.0	4.1	4.8
UK	%	58.5	61.9	63.0	65.2	67.3	69.2	71.3	73.4	75.6	78.9
US	%	55.1	59.0	62.0	64.1	65.8	67.3	68.6	69.7	70.8	71.9

Source: Frost & Sullivan. Note: Percentages reflect the numbers of unique users of credit cards during the specified periods as a percentage of the total adult population as of the end of such periods.

© Frost & Sullivan 2014	ICT Industry in Southeast Asia, Turkey & Brazil	6

Online fraud is a significant problem in key MOL markets and has also inhibited the use of credit cards online. As shown in the chart below, many such markets have some of the highest rates of malware attacks on PCs, with nearly one in four PCs in Indonesia having been attacked by malware in 2013 and nearly one in five in Thailand, Vietnam and the Philippines. The high incidence of such attacks benefits the alternative e-payment services market because many consumers who have credit cards and purchase goods and services online still prefer to not use their credit cards online.

Figure 2.5 Percentage of PCs Experiencing Malware Attacks, 2013

Source: Sophos Labs

Given the large number of consumers without access to banking services, the low credit card penetration, and the concerns of credit card holders with online fraud, a large market for alternative e-payment methods has developed in key MOL markets. As shown in the chart below, other methods of paying for online goods and services are popular in such markets, with cash, prepaid card or manual bank transfers, many of which rely on alternative e-payment service providers, accounting for the vast majority of online purchases in Indonesia, the Philippines, Thailand and Vietnam.

Figure 2.6 Payment Mediums for Online Transactions Southeast Asia, Turkey & Brazil, 2013

	Online Banking	Credit Card	Cash, Prepaid Card, Manual Bank Transfer
Brazil	7%	69%	24%
Indonesia	20%	15%	65%
Malaysia	47%	35%	19%
Philippines	10%	10%	80%
Singapore	40%	52%	8%
Thailand	9%	23%	68%
Turkey	10%	70%	15%
Vietnam	10%	5%	85%

Source: Frost & Sullivan. Percentages reflect the number of transactions conducted using each payment medium as a percentage of the total number of online transactions.

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ONLINE GAMING MARKET OVERVIEW

Increases in internet usage and the development of the overall e-commerce ecosystem has given rise to large online gaming industries in key MOL markets. Such markets host a significant number of online gamers, with Brazil having the largest online gaming population at 53.8 million in 2013, followed by Indonesia at 27.7 million and Vietnam at 18.8 million. Overall, the number of online gamers is expected to increase at a CAGR of 17.5% over the next 5 years, with the relevant markets projected to have a total of 280.4 million online gamers by 2018.

Figure 2.7 Online Game Users in Southeast Asia, Turkey & Brazil, 2009 to 2018F

	Unit	2009	2010	2011	2012	2013	2014F	2015F	2016F	2017F	2018F	2009-2013 CAGR (%)	2013-2018 CAGR (%)
Indonesia	millions	4.9	7.6	11.1	14.0	19.8	27.0	33.2	39.7	46.2	52.7	41.8%	21.7%
Malaysia	millions	1.9	2.7	3.4	4.2	6.0	8.1	10.0	12.0	13.9	15.8	33.6%	21.2%
Philippines	millions	3.1	4.3	6.0	8.2	11.0	14.4	17.5	20.6	23.8	26.9	37.9%	19.5%
Singapore	millions	0.6	0.7	1.0	1.5	1.9	2.1	2.5	2.8	3.1	3.5	35.2%	13.1%
Thailand	millions	1.4	3.2	4.7	6.3	8.1	10.4	12.4	14.5	16.5	18.6	54.7%	18.1%
Vietnam	millions	4.0	5.6	7.9	10.6	14.4	18.8	22.7	26.8	30.9	35.0	37.9%	19.5%
Southeast Asia	millions	15.8	24.1	34.3	44.8	61.2	80.9	98.4	116.4	134.4	152.5	40.3%	20.0%
Brazil	millions	8.2	15.9	35.2	42.5	53.8	63.1	73.7	84.0	94.3	104.6	60.0%	14.2%
Turkey	millions	1.8	3.9	5.9	7.9	10.1	13.0	15.5	18.1	20.7	23.2	54.7%	18.1%

Total	millions	25.8	44.0	75.4	95.1	125.1	157.0	187.6	218.5	249.4	280.4	48.5%	17.5%

Source: Frost & Sullivan

Given the popularity of online games in key MOL markets, revenues derived from these games are significant and are expected to grow going forward. In 2013, total revenues from online games in such markets totalled US$933.4 million and are projected to grow at a CAGR of 18.4% to reach over US$2.1 billion by 2018. Vietnam is currently the largest such market, due to the successful entrance of several Chinese game companies and a large cybercafé gaming culture, followed by Brazil and Thailand, where there are several local game studios and telecom operators involved in the business.

Figure 2.8 Online Game Revenues in Southeast Asia, Turkey & Brazil by Country, 2013 to 2018F

	Unit		2013	2014E	2015E	2016E	2017E	2018E	2013-2018 CAGR (%)
Brazil	US$	m	176.1	238.6	300.4	362.5	424.3	486.9	22.6%
Indonesia	US$	m	89.2	112.1	135.8	158.0	181.7	204.1	18.0%
Malaysia	US$	m	52.8	67.3	82.4	97.2	112.8	127.6	19.3%
Philippines	US$	m	55.6	66.0	77.4	88.2	99.3	110.0	14.6%
Singapore	US$	m	34.8	44.4	54.4	64.2	74.4	84.2	19.3%
Thailand	US$	m	160.2	185.1	210.3	235.6	260.1	285.4	12.2%
Turkey	US$	m	72.1	125.0	178.2	231.1	284.1	337.5	36.2%
Vietnam	US$	m	250.9	288.3	326.4	364.8	402.9	440.9	11.9%

Total	US$	m	891.7	1,126.8	1,365.3	1,601.6	1,839.6	2,076.6	18.4%

Source: Frost & Sullivan

The composition of the online game market is changing in key MOL markets. As of 2013, paid downloads are a significant part of the market due to digital distribution platforms having largely replaced brick and mortar distribution as consumers no longer purchase physical CDs in retail outlets. The advent of free-to-play games is changing the market as users now play games for free and pay money for virtual goods. This is the fastest growing segment as developers are more inclined to use free-to-play models in order to monetize better. Subscription revenues are increasing slightly and are expected to remain steady due to the popularity of MMOGs. Advertising is still a small component of revenues but is expected to grow as online gaming gains more acceptance as an advertising medium.

© Frost & Sullivan 2014	ICT Industry in Southeast Asia, Turkey & Brazil	8

Figure 2.9 Online Game Revenues in Southeast Asia, Turkey & Brazil by Game Type, 2013 to 2018F

	Unit	2009	2010	2011	2012	2013	2014F	2015F	2016F	2017F	2018F	2009- 2013 CAGR (%)	2013- 2018 CAGR (%)
Virtual Goods	US$m	12.2	22.4	42.4	80.8	160.5	281.7	450.5	736.7	1,067.0	1,329.0	90.4%	52.6%
Paid Downloads	US$m	369.2	310.3	340.3	327.5	405.2	447.8	444.1	338.4	189.8	99.7	2.4%	–24.5%
Subscription	US$m	10.2	139.3	181.9	271.7	294.3	349.3	395.9	432.4	459.9	477.6	131.8%	10.2%
Pay Per Minute	US$m	8.2	14.9	27.3	35.3	4.5	6.5	10.0	13.1	15.3	20.8	–13.6%	35.5%
Advertising	US$m	4.1	6.0	8.5	11.8	18.2	28.5	47.3	59.9	84.8	124.6	45.3%	47.0%
Other	US$m	3.7	4.7	5.9	7.3	9.1	13.0	17.4	21.0	22.9	24.9	25.5%	22.4%

Total	US$m	407.5	497.6	606.4	734.4	891.7	1,126.8	1,365.3	1,601.6	1,839.6	2,076.6	21.6%	18.4%

Source: Frost & Sullivan. Note: Other includes location based and augmented reality games, among others.

3.	COMPETITIVE LANDSCAPE FOR COMPANIES OFFERING ALTERNATIVE E-PAYMENT PROCESSING SERVICES

Given the challenges that consumers face in key MOL markets with respect to payment for online goods and services, several companies offer alternative e-payment services other than online banking and credit cards. These companies typically offer services such as prepaid card distribution, electronic payments for online goods and physical payment channels. Notable companies competing in Southeast Asia, Turkey and Brazil include:

•	MOL

•	AsiaSoft – A Thai company founded in 2001 which derives its income primarily as an online game publisher but also operates payment facilities for its online games. The company is focused on Southeast Asia with operations in Thailand, Vietnam, Indonesia, the Philippines, Cambodia, Singapore and Myanmar.

•	Boa Compra – Founded in 2004 Boa Compra is owned by Brazilian media conglomerate UOL. The company provides alternative e-payment solutions in Brazil and 10 other markets in Latin America, Europe and Asia.

•	Cherry Credits – Created in 2007, Cherry Credits is a Singaporean digital payment provider which has more recently devoted attention to publishing online game titles. The company operates in Singapore, Malaysia, Thailand, Vietnam, the Philippines, Indonesia and Australia.

•	Epay - A subsidiary of Malaysia’s GHL Systems Berhad, epay is an electronic payment company focusing on the domestic Malaysian market and was founded in 1999.

•	Initiative Services – Branded as “MyCard,” this company is based in Malaysia and was founded in 2001. MyCard provides games and payment facilities for digital goods and has expanded into Indonesia, Thailand, Singapore and the Philippines.

•	Mikro Odeme - Founded in 2008, Mikro Odeme of “3pay” is the largest alternative payment player in the Turkish market. The company focuses mostly on the domestic market and maintains offices in Dubai and the USA.

The largest alternative e-payment facilitator for online goods and services in Southeast Asia in terms of payment volumes is MOL, which has a presence in all of the markets and as seen in the table below, has significant market share in countries such as Malaysia, Thailand, Turkey and the Philippines and is also present in Brazil, Indonesia and Vietnam.

Figure 3.1 Market Share of E-payment Processing Companies (Payment Volumes) in Southeast Asia & Turkey, 2013

	MOL Competitor e-payment Players	MOL Market Share	Main Competitor	Main Competitor Market Share	Other Players Market Share
Brazil	Boa Compra, Paymentez, ePrepag	2%	Boa Compra	80%	18%
Malaysia	MyCard	70%	MyCard	15%	15%
Philippines	Cherry Credits	62%	Cherry Credits	21%	17%
Thailand	@Cash, True Money	42%	True Money	39%	19%

Turkey	Mikro Odeme, GS Cash, PayByMe	42%	Mikro Odome	33%	25%
Indonesia	Gudang Voucher, Indomog, UniPin	16%	Indomog	15%	69%
Vietnam	Vinapay	8%	Vinapay	52%	40%

Source: Frost & Sullivan.

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Industry Active Users

Active users, as opposed to total users, is an important metric in comparing alternative e-payment companies as a company may retain “users” for a significant amount of time regardless of login or payment activity. Some companies may also have a significant amount of users who play games and consume digital content for free without spending money on such services. As shown in the table below, MOL has one of the highest ratios of “active users” to total users when compared to its peers, with 22% of its users having made a cash purchase within the last 12 months.

Figure 3.2 Active User Ratios of Alternative E-payment Companies in Key MOL Markets, 2013

Source: Frost & Sullivan. Key MOL Markets include Southeast Asia, Brazil and Turkey. Percentages reflect the number of users that made a cash purchase within the last 12 months as a percentage of total users.

Industry Distribution - Physical

The size of an alternative e-payment company’s physical distribution network is an important comparative in key MOL markets given that alternative e-payment services are often used by consumers who do not have access to credit cards and hence need a physical location, such as a kiosk, convenience store or ATM, to purchase virtual goods. MOL has the largest such network with over 900,000 physical locations in its markets, followed by Boa Compra which has approximately 200,000.

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Figure 3.3 Number of Physical Locations for Alternative E-payment Companies in Key MOL Markets, 2013

Source: Frost & Sullivan. Key MOL Markets include Southeast Asia, Brazil and Turkey

Industry Distribution - Virtual

In addition to physical points of distribution, many alternative e-payment operators in key MOL markets also partner with electronic and mobile payment channels that enable the purchasing of virtual credits using existing electronic and mobile payment systems, such as PayPal, Western Union, traditional online banking and telecom operator payment services. MOL has the largest number of such payment channels partners in the relevant markets at 94, followed by Cherry Credits at 51.

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Figure 3.4 Number of Electronic and Mobile Payment Channels for Alternative E-payment Companies in Key MOL Markets, 2013

Source: Frost & Sullivan. Key MOL Markets include Southeast Asia, Brazil and Turkey

Industry Comparison – Games Supported

Most alternative e-payment companies in key MOL markets support purchases of game credits in which users can use credits purchased using such companies’ e-payment services. MOL facilitates the purchase of game credits for the largest number of games among alternative e-payment companies in such markets, with over 6,500 games supported, including games on its own portal, MMOG.asia, Facebook games and from other partners. Mikro Odeme and Boa Compra are the next largest in terms of number of games supported as each have roughly 3,000.

Figure 3.5 Number of Online Games Supported by Alternative E-payment Companies in Key MOL Markets, 2013

Source: Frost & Sullivan. Key MOL Markets include Southeast Asia, Brazil and Turkey.

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